Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and among

BULLSEYE ACQUISITIONS, LLC,

as Buyer,

EVEREST/SAPPHIRE ACQUISITION, LLC,

as Seller,

AND

CLARUS CORPORATION,

as Parent

Dated as of December 29, 2023

(i)

3.16	Inventory; Accounts Receivable	23
3.17	Related Party Arrangements	24
3.18	Brokers and Finders	24
3.19	Propriety of Past Payments	25
3.20	Personal Information Laws	25
3.21	Tangible Personal Property; Sufficiency of Assets	25
3.22	Sanctions; Trade Laws and Regulations	26
3.23	Internal Accounting Controls	26
3.24	Environmental Matters	26
3.25	Absence of Certain Changes and Events	27
3.26	Products; Product Liability	28
3.27	Directors and Officers of the Companies	28
3.28	Banking Relationships	28
3.29	Insurance	28
Article 4 REPRESENTATIONS AND WARRANTIES OF BUYER		29
4.1	Organization and Good Standing	29
4.2	Power and Authorization; Enforceability	29
4.3	No Violation or Conflict	30
4.4	Compliance with Laws	30
4.5	Litigation	30
4.6	Governmental Consents and Approvals	30
4.7	OFAC; Ownership	31
4.8	U.S. Person; CFIUS	31
4.9	Brokers and Finders	31
4.10	Investment	31
4.11	Sufficient Funds; Solvency	32
4.12	Tax and Legal Matters	32
4.13	Governmental Authorizations	32
4.14	R&W Policy	32
Article 5 CERTAIN COVENANTS OF THE PARTIES		33
5.1	Efforts; Consents; Governmental Filings	33
5.2	Conduct of the Business	35
5.3	Access to Information	37
5.4	Confidentiality; Books and Records	38
5.5	Restrictive Covenants	39

(ii)

5.6	Tax Matters	40
5.7	Employee Matters	43
5.8	Directors’ and Officers’ Protection	45
5.9	Insurance Coverage	45
5.10	Publicity	46
5.11	Cooperation in Litigation	46
5.12	Exclusivity	46
5.13	Directors and Officers of the Companies	47
5.14	Termination of Related Party Arrangements	47
5.15	Lender Release Letters	47
Article 6 INDEMNIFICATION		47
6.1	Indemnification by the Seller and the Parent	47
6.2	Indemnification by the Buyer	48
6.3	[Reserved]	48
6.4	Matters Involving Third Parties, Etc.	48
6.5	Limitations, Etc.	49
6.6	Exclusive Remedy	50
6.7	Survival of Representations, Warranties and Covenants	50
Article 7 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER		51
7.1	Representations and Warranties	51
7.2	Performance of Agreements, Covenants and Obligations	52
7.3	Material Adverse Effect	52
7.4	Legal Prohibition	52
7.5	Antitrust Laws	52
7.6	Federal Firearms or Explosive License	52
7.7	Consents	52
7.8	Frustration of Closing Conditions	52
Article 8 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER		52
8.1	Representations and Warranties	52
8.2	Performance of Agreements, Covenants and Obligations	53
8.3	Legal Prohibition	53
8.4	Antitrust Laws	53
8.5	Frustration of Closing Conditions	53
8.6	R&W Policy	53

(iii)

ARTICLE 9 TERMINATION		53
9.1	Termination	53
9.2	Obligations Upon Termination	55
Article 10 MISCELLANEOUS		55
10.1	Fees and Expenses	55
10.2	Notices	55
10.3	Releases	56
10.4	Assignment and Benefit	58
10.5	Amendment, Modification and Waiver	58
10.6	Due Diligence Review; No Additional Representations and Warranties	58
10.7	Disclaimer Regarding Projections	59
10.8	Interpretation	59
10.9	Governing Law	59
10.10	Jurisdiction	60
10.11	Waiver of Jury Trial	60
10.12	Conflicts and Privilege	61
10.13	Section Headings	61
10.14	Severability	61
10.15	Counterparts; Third Party Beneficiaries	62
10.16	Entire Agreement	62
10.17	Attorneys’ Fees	62
10.18	Specific Performance	62
10.19	Incorporation of Schedules and Exhibits	62
10.20	Non-Recourse	62
10.21	Seller Disclosure Schedule	63

Exhibits

A – Definitions

B – Disclosure Schedule

C – Example of Closing Statement Calculation

D – R&W Policy

E – Inventory Excluded from Net Working Capital

(iv)

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) dated as of December 29, 2023, by and among Bullseye Acquisitions, LLC, a Delaware limited liability company (“Buyer”), Everest/Sapphire Acquisition, LLC, a Delaware limited liability company (“Seller”), and Clarus Corporation, a Delaware corporation (“Parent”). Exhibit A contains definitions, or references to the definitions, of the capitalized terms used in this Agreement. Buyer, Seller, and Parent are each referred to herein individually as a “Party” and collectively as the “Parties.”

BACKGROUND

A.	Parent owns 100% of the limited liability company interests of Seller.

B.	Seller owns 100% of the limited liability company interests of Sierra Bullets, L.L.C., a Delaware limited liability company (such entity, “Sierra”, and such interest, the “Seller Interest”).

C.	Sierra owns 100% of the limited liability company interests of Barnes Bullets – Mona, LLC, a Delaware limited liability company (such entity, “Barnes”, and such interest, the “Barnes Interest”, and such entity together with Sierra collectively hereinafter referred to as the “Companies”).

D.	On the terms and subject to the conditions set forth in this Agreement and in exchange for the consideration set forth in Section 1.3, Seller desires to sell assign, convey, and deliver to Buyer, and Buyer desires to purchase from Seller, all of the Seller Interest (the “Transaction”).

E.	Following the Closing, Buyer will own all of the Seller Interest.

AGREEMENT

In consideration of the mutual covenants, conditions and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

Article 1
PURCHASE AND SALE OF Seller INTEREST; CLOSING

1.1	Closing. Subject to the terms and conditions set forth herein, the closing of the Transaction and the other transactions contemplated by this Agreement (the “Closing”) will take place remotely via the exchange of documents and signatures at 10:00 a.m. Eastern Time on the tenth (10th) Business Day after all of the conditions to the Closing set forth in Article 7 and Article 8 are satisfied or waived to the extent permitted by this Agreement (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction, or waiver to the extent permitted by this Agreement, of such conditions) (the “Closing Date”), or at such other time, date and place as is mutually agreed to by the Parties; provided, any original documents or signatures required or requested in connection with the Closing will be delivered to the offices of Kane Kessler, P.C. (“KK”). All proceedings to be taken and all documents to be executed at the Closing will be deemed to have been taken, delivered and executed simultaneously, and no proceeding will be deemed taken nor documents deemed executed or delivered until all have been taken, executed and delivered.

1.2	Purchase and Sale of the Seller Interest. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller will sell, assign, convey, transfer, and deliver to Buyer, and Buyer will purchase from Seller, the Seller Interest, free and clear of all Liens, for the Purchase Price.

1.3	Closing Deliverables; Payments at Closing.

(a)	Seller Deliveries. At the Closing, the Seller will deliver or cause to be delivered to Buyer:

(i)	certificates, dated the Closing Date, signed by the Secretary or any Assistant Secretary of the Seller, attesting to: (A) the completion of all necessary limited liability company action by Seller to execute and deliver this Agreement, the other Seller Transaction Documents and to consummate the Transaction, and including copies of Seller’s Governing Documents and all resolutions required in connection with this Agreement or any other Seller Transaction Documents and (B) the good standing (or similar) certificates of Seller with respect to such entity’s jurisdiction of organization;

(ii)	an executed Lender Release Letter in form and substance reasonably satisfactory to Buyer, together with UCC-3 termination statements and mortgage releases with respect to the financing statements filed against the Seller Interest and assets of the Companies by the holders of such Liens, in each case, in form and substance reasonably satisfactory to Buyer relating to all Estimated Closing Indebtedness set forth in the Estimated Closing Statement;

(iii)	the consents set forth on Section 1.3(a)(iii) of the Disclosure Schedule, in each case, in form and substance reasonably satisfactory to Buyer and executed by the parties thereto;

(iv)	a properly completed and executed Internal Revenue Service Form W-9 of Seller certifying no backup withholding is required;

(v)	executed resignations, in form and substance reasonably satisfactory to Buyer, of each manager, director and executive officer of each of the Companies, which will be effective subject to and upon the Closing, except for such Persons as will have been designated in writing prior to the Closing by Buyer to the Seller;

(vi)	a DVD or other digital record containing a copy of the information and documents set forth in the Data Room;

(vii)	an executed certificate from an executive officer of Seller or Parent certifying that the conditions to closing set forth in Section 7.1, Section 7.2 and Section 7.3 have been satisfied (the “Seller Officer Certificate”);

(viii)	a counterpart of a transfer instrument, in form and substance reasonably satisfactory to the Buyer, transferring the Seller Interest to Buyer (the “Transfer Instrument”), duly executed by Seller; and

(ix)	a counterpart of a transition services agreement in a reasonable and customary form to be agreed upon by Parent and Buyer which will be an agreement among Parent, the Companies and Buyer (the “TSA”), duly executed by Parent by which, among other things, entitles the Companies to request, and obligates Parent to provide, or cause other Persons to provide, to the Companies for up to 180 days after the Closing Date such services (including access to and use of employees, assets, IT systems, back office support (including payables processing, treasury functions and other back office support), books and records and outside advisors, in each case, consistent with the support and services that have been provided to the Companies during the 12-month period prior to the Closing Date at rates to be mutually agreed upon but no greater than the rates charged or allocated to the Companies during the 12-month period prior to the Closing Date.

(b)	Buyer Deliveries. At the Closing, Buyer will deliver, or cause to be delivered, and pay, or cause to be paid, by wire transfer in immediately available funds (without any withholding or deduction of any kind except as otherwise provided for in this Agreement or otherwise required by Law), the following:

(i)	to Seller, a certificate, dated the Closing Date, signed by the Secretary or any Assistant Secretary of Buyer, attesting to: (A) the completion of all necessary limited liability company action by Buyer to execute and deliver this Agreement and the other Buyer Transaction Documents and to consummate the Transaction, and including copies of the Governing Documents of Buyer and resolutions required in connection with this Agreement and any other Buyer Transaction Documents and (B) the good standing (or similar) certificate of Buyer with respect to Buyer’s jurisdiction of organization;

(ii)	the Estimated Closing Transaction Expenses by wire transfer of immediately available funds in U.S. dollars to the accounts and in the amounts set forth in the Estimated Closing Statement, in each case, to the extent not paid by or on behalf of the Seller and/or its Affiliates prior to the Closing;

(iii)	to Seller, to an account specified in writing by the Seller, the Estimated Closing Date Purchase Price by wire transfer of immediately available funds in U.S. dollars;

(iv)	a certificate from an executive officer of Buyer certifying that the conditions to closing set forth in Section 8.1 and Section 8.2 have been satisfied;

(v)	a counterpart of the Transfer Instrument duly executed by Buyer;

(vi)	a counterpart of the TSA, duly executed by Buyer; and

(vii)	the fully bound R&W Policy, substantially in the form of Exhibit D.

1.4	Working Capital Adjustment.

(a)	Estimated Closing Statement. On or before the third Business Day preceding the Closing Date, the Seller will prepare and deliver to the Buyer a written statement (the “Estimated Closing Statement”) reflecting Seller’s good faith calculations, in accordance with the Accounting Principles and the applicable defined terms in this Agreement as well as calculated consistently with the methodology referenced in the “Notes” section of the example calculation set forth on Exhibit C, of (A) (1) the Net Working Capital as of 11:59 p.m. (Eastern time) on the Business Day immediately prior to the Closing Date (the “Estimated Closing Working Capital”), (2) the Cash of the Companies as of 11:59 p.m. (Eastern time) on the Business Day immediately prior to the Closing Date (provided that any Cash used after 11:59 p.m. on the Business Day immediately prior to the Closing Date and prior to the Closing to pay down any liability or obligation that would otherwise be included in the calculation of Closing Transaction Expenses or the calculation of Closing Indebtedness, in each case, if such payment had not been made, will be excluded from the calculation of Estimated Closing Cash) (the “Estimated Closing Cash”), (3) the Indebtedness of the Companies as of immediately prior to the Closing (provided that any Taxes included in Indebtedness will be determined as of the Closing) (the “Estimated Closing Indebtedness”), and (4) the Transaction Expenses (the “Estimated Closing Transaction Expenses”) of Parent, Seller, and the Companies (collectively, the “Seller Parties”), and (B) Seller’s calculation of the Estimated Closing Date Purchase Price. The Estimated Closing Statement will also be accompanied by reasonably detailed supporting calculations and documentation with respect to the amounts reflected on the Estimated Closing Statement. The Seller will consider in good faith the Buyer’s reasonable comments to the Estimated Closing Statement.

(b)	Closing Statement. As promptly as practicable, but no later than 90 days after the Closing Date, Buyer will cause to be prepared and delivered to the Seller a written statement (the “Closing Statement”) setting forth Buyer’s good faith calculations, in accordance with the Accounting Principles and the applicable defined terms in this Agreement as well as calculated consistently with the methodology referenced in the “Notes” section of the example calculation set forth on Exhibit C, of (A) (1) the Net Working Capital as of 11:59 p.m. (Eastern time) on the Business Day immediately prior to the Closing Date (the “Closing Working Capital”), (2) the Cash of the Companies as of 11:59 p.m. (Eastern time) on the Business Day immediately prior to the Closing Date (provided that any Cash used after 11:59 p.m. (Eastern time) on the Business Day immediately prior to the Closing Date and prior to the Closing to pay down any liability or obligation that would otherwise be included in the calculation of Closing Transaction Expenses or the calculation of Closing Indebtedness, in each case, if such payment had not been made, will be excluded from the calculation of Closing Cash) (the “Closing Cash”), (3) the Indebtedness of the Companies as of immediately prior to the Closing (the “Closing Indebtedness”), and (4) the Transaction Expenses of the Seller Parties (the “Closing Transaction Expenses”), and (B) Buyer’s calculation of the Closing Date Purchase Price. The Closing Statement will also be accompanied by reasonably detailed supporting calculations and documentation of the amounts reflected on the Closing Statement. Following delivery of the Closing Statement, and upon reasonable request of the Seller, Buyer and the Companies will, upon reasonable notice, provide the Seller and its advisors with reasonable access to the financial officer of the Companies as well as the books and records of the Companies during normal business hours to the extent reasonably related to the Seller’s evaluation of the Closing Statement. If the Buyer fails to deliver the Closing Statement within such 90-day period, then the Estimated Closing Statement will be deemed to be the Closing Statement, and Seller will be entitled to provide a Dispute Notice in accordance with Section 1.4(c).

(c)	Dispute Notice. If the Seller disagrees with the calculations set forth in the Closing Statement delivered by Buyer pursuant to Section 1.4(b), the Seller may, within sixty (60) days after receipt of the Closing Statement (or within 60 days after the 90th day after the Closing Date if Buyer fails to deliver the Closing Statement within the 90-day period following the Closing Date), deliver a written notice to Buyer (a “Dispute Notice”) specifying in reasonable detail each item or amount that the Seller disputes (the “Disputed Items”), the amount in dispute for each Disputed Item and the reasons supporting the Seller’s positions. The Seller will be deemed to have agreed with all other items and amounts contained in the Closing Statement that are not Disputed Items. If the Seller fails to deliver a Dispute Notice within such sixty (60)-day period, Buyer’s calculation of the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Closing Transaction Expenses and the Closing Date Purchase Price will be deemed accepted by Seller and will be final, binding and conclusive on the Parties.

(d)	Resolution Period. If a Dispute Notice is duly delivered pursuant to Section 1.4(c), Buyer and Seller will, during the thirty (30) days following such delivery (the “Resolution Period”), use commercially reasonable efforts to reach agreement on the Disputed Items or amounts in order to determine the amount of the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Closing Transaction Expenses, and/or the Closing Date Purchase Price, as applicable. If Buyer and Seller are able to reach agreement with respect to any Disputed Items, Buyer will promptly revise the Closing Statement to reflect such agreement.

(e)	Independent Accounting Firm. If, upon the conclusion of the Resolution Period, or any mutually-agreed upon extension thereof, Buyer and Seller are unable to reach agreement on all of the Disputed Items, they will jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accounting Firm for resolution in accordance with the terms of this Section 1.4(e). The Independent Accounting Firm (i) will act as an arbitrator to determine, based solely on presentations by Buyer and Seller and not by independent review, only the Unresolved Items, (ii) will make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 1.4(e), (iii) will use the definitions set forth herein with no consideration given to any modification of such definitions, (iv) will be limited to those adjustments, if any, required to be made for the Closing Statement to comply with the provisions of this Agreement and (v) will make a determination of the Unresolved Items in accordance with the Accounting Principles and the applicable defined terms in this Agreement as well as calculated consistently with the example calculation set forth on Exhibit C and in no event will the Independent Accounting Firm’s determination of the Unresolved Items be for an amount that is outside the range of Buyer’s and Seller’s disagreement. Each Party will use commercially reasonable efforts to furnish to the Independent Accounting Firm such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accounting Firm may reasonably request and will be afforded an opportunity to discuss the Unresolved Items with the Independent Accounting Firm at such hearing as the Independent Accounting Firm will request or permit; provided, that, (y) each Party will provide the other Parties with a copy of all materials provided to, and communications with, the Independent Accounting Firm and (z) no Party (or any of its Affiliates or Representatives) will engage in any ex parte communication with the Independent Accounting Firm at any time with respect to the Unresolved Items. The Independent Accounting Firm will deliver to Buyer and Seller as promptly as practicable and will be instructed to deliver no later than thirty (30) days after its engagement, a written report setting forth such calculation. Such determination of the Independent Accounting Firm will be final, binding and conclusive upon the Parties (absent Actual Fraud or manifest error) and Buyer will promptly revise the Closing Statement to reflect such determination upon receipt of such report. The fees and expenses of the Independent Accounting Firm will be borne by Buyer and Seller proportionately based on the relative success of each of them in resolving the Unresolved Items, as determined by the Independent Accounting Firm (i.e., so that the more successful of the two Parties bears a lesser proportion of such fees and expenses). The date on which the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Closing Transaction Expenses, and Closing Date Purchase Price are finally determined in accordance with this Section 1.4 is referred to as the “Determination Date.”

(f)	Adjustment to Purchase Price. The “Adjustment Amount” means the difference between the Closing Date Purchase Price (as finally agreed upon or determined pursuant to this Section 1.4) and the Estimated Closing Date Purchase Price. If the Adjustment Amount is a positive amount, then promptly, and in any event within five (5) Business Days following the Determination Date, Buyer will pay or cause to be paid to Seller, by wire transfer of immediately available funds to the account or accounts designated in writing by Seller, the Adjustment Amount. If the Adjustment Amount is a negative amount, then promptly, and in any event within five (5) Business Days following the Determination Date, Seller will pay or cause to be paid to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer, an amount equal to the Adjustment Amount.

(g)	No Adverse Actions. Buyer and the Seller agree that, following the Closing and until the Adjustment Amount becomes final and binding upon the Parties to this Agreement, no Party will take any actions with respect to the accounting books and records of the Seller or the Companies as of the Closing Date on which the Closing Statement is to be based that are not consistent with the Accounting Principles.

1.5	Withholding. If Seller fails to deliver to the Buyer at the Closing the W-9 form contemplated in Section 1.3(a)(iv), Buyer will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts as are required to be withheld and paid over to the applicable Governmental Authority under the Code, or any applicable provision of Law; provided, that (a) Buyer will use commercially reasonable efforts to provide to Seller written notice of its intent to so deduct and withhold, along with a description of the legal basis therefor, reasonably in advance of such deduction or withholding and (b) the Parties will cooperate in good faith to minimize and eliminate, to the extent permissible under applicable Law, the amount of any such deduction or withholding. To the extent that any amounts are so withheld and paid over to the applicable Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to Seller in respect of which such deduction or withholding was made.

Article 2
REPRESENTATIONS AND WARRANTIES RELATING TO PARENT AND SELLER

Seller represents and warrants to Buyer as set forth below as of the date hereof and as of the Closing:

2.1	Organization and Good Standing. Each of the Seller and the Parent have been duly formed and are validly existing and in good standing under the Laws of its jurisdiction of organization and have the requisite power and authority to own or lease their respective properties and to conduct business as it is now being conducted.

2.2	Power and Authorization; Enforceability.

(a)	Each of Seller and Parent have all requisite rights, powers, authority and capacity to execute and deliver this Agreement and the other Transaction Documents to which each is, or is specified to be, a party (collectively, the “Seller Transaction Documents”), to perform its obligations hereunder and thereunder and to carry out the Transaction. All necessary action has been taken by Seller and Parent to authorize the execution, delivery and performance by it of this Agreement and each other Seller Transaction Document, and no further action on the part of Seller or Parent is necessary to authorize such execution, delivery and performance. Each of Seller and Parent have duly executed and delivered this Agreement and, at or prior to the Closing, will have duly executed and delivered each other Seller Transaction Document to which they are a party.

(b)	Assuming that this Agreement and each of the other Seller Transaction Documents are valid and binding obligations of each of the other Parties hereto and thereto, this Agreement is, and each other Seller Transaction Document, when duly executed and delivered at or prior to the Closing by Seller and Parent will be, the legal, valid and binding obligation of Seller and Parent, as applicable, enforceable against each of them in accordance with its respective terms, except as enforceability thereof may be limited by the Remedies Exception.

2.3	No Violation or Conflict. Except as set forth on Section 2.3 of the Disclosure Schedule, neither the execution, delivery and performance by Seller and Parent of this Agreement and the other Seller Transaction Documents nor the consummation of the Transaction (with or without the passage of time or the giving of notice, or both) will (a) contravene, conflict with or result in a material violation or breach of, constitute a material default under, or give a right to terminate or cancel under, (i) the Governing Documents of any of Seller or Parent or (ii) any (A) Judgments or (B) Laws, in each case, binding upon or applicable to any of Seller or Parent or by which they or any of their respective properties or assets are bound; (b) materially contravene or conflict with, result in a material violation or breach of, constitute a material default under, or give a right to terminate or cancel under, any of the terms or conditions of any Contract to which any of Seller or Parent is a party or by which it or any of any of their respective properties or assets are bound; (c) result in the creation or imposition of any Lien upon any of the assets of any of Seller or Parent (including the Seller Interest); or (d) cause a loss or adverse modification of any material Governmental Authorization used or held by Seller or any of its respective Affiliates.

2.4	Ownership of Seller Interest. Seller is the beneficial and record owner of the Seller Interest set forth on Section 2.4 of the Disclosure Schedule and has the sole right to vote or direct the voting of such Seller Interest, at its discretion, on any matter submitted to a vote of the members of Sierra. The Seller Interest constitutes all of Equity Interests of Sierra and are owned legally, beneficially and of record by Seller. Sierra has no membership interests or other Equity Interests authorized and/or outstanding other than the Seller Interest. Except as set forth on Section 2.4 of the Disclosure Schedule, the entirety of the Seller Interest is owned directly by Seller free and clear of all Liens and other restrictions, except for transfer restrictions imposed by applicable securities Laws, and Seller has good and marketable title to the Seller Interest free and clear of all Liens. Seller has not granted or acknowledged to any Person any rights with respect to any Seller Interest or any other Equity Interests of Sierra and Seller has sole voting power and sole power to issue instructions with respect to the matters set forth herein, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Seller Interest and other Equity Interests, with no limitations, qualifications or restrictions on such rights. Seller does not have any claim against Sierra or any of its officers, managers or any other Person with respect to the issuance of any equity of Sierra. Seller has not commenced nor does Seller intend to commence a voluntary case or other proceeding, and no involuntary case or other proceeding has been commenced against Seller or Sierra seeking liquidation or other relief with respect to its debts under any bankruptcy, insolvency or other similar Law. Upon the assignment of the Seller Interest by Seller to the Buyer, and upon Seller’s receipt of the Closing Date Purchase Price, good and marketable title to the Seller Interest will pass to the Buyer, free and clear of any Liens.

2.5	Consents. Except as set forth on Section 2.5 of the Disclosure Schedule, no Consent of any Governmental Authority or any other Person is required to be obtained, made or effected by Seller in connection with the execution and delivery of this Agreement and the other Seller Transaction Documents or the performance of Seller’s obligations hereby or thereby.

2.6	Litigation. There are no material Proceedings pending or to the Seller’s Knowledge threatened in writing, before any Governmental Authority or arbitrator with respect to Seller that seek to delay or prevent the consummation of the transactions contemplated by this Agreement by Seller or would, if successful, reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement.

2.7	FIRPTA. Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

2.8	Brokers and Finders. Except as set forth on Section 2.8 of the Disclosure Schedule, no investment banker, broker, finder or other intermediary has acted on behalf of the Seller Parties in connection with this Agreement or the Transaction, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any Contract with the Seller Parties or any action taken by any of the Seller Parties or based upon arrangements or agreements made by or on behalf of the Seller Parties for which either of the Companies is responsible.

Article 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANIES

Seller represents and warrants to Buyer as set forth below as of the date hereof and as of the Closing:

3.1	Organization and Good Standing. Each of the Companies is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full limited liability company power to carry on its business as presently conducted, and to own and lease the assets and properties which it owns and leases. Each of the Companies is duly qualified or licensed to do business as a foreign company and is in good standing (if applicable) in each jurisdiction in which its ownership or leasing of assets or properties or the nature of its activities requires such qualification.

3.2	No Violation or Conflict. Except as set forth on Section 3.2 of the Disclosure Schedule, the consummation of the Transaction (with or without the passage of time or the giving of notice, or both) will not:

(i)	conflict with, or result in a breach of, the Governing Documents of either of the Companies;

(ii)	violate or conflict with any Judgments or Laws, in each case, binding upon or applicable to the Companies or by which the Companies or any of their properties or assets are bound or require the consent, approval or action of, filing with or notice to any Governmental Authority or other Person;

(iii)	violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in, or provide the basis for, the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any Indebtedness or obligation pursuant to, or result in the creation or imposition of any Lien upon any property or assets of the Companies under, or any material Contract to which either of the Companies is a party or by which they or any of their respective properties or assets are bound, or result in the forfeiture of, impair or result in a breach of or default under, or payment of any additional amount with respect to, or require the consent of any other person in respect of, the right to own or use any Companies’ Intellectual Property, in each case, in a manner that would, individually or in the aggregate, be expected to be material to the Companies;

(iv)	result in the creation or imposition of any Lien upon any part of the Seller Interest, the Barnes Interest or any asset of the Companies; or

(v)	have an adverse effect on any Governmental Authorization used or held by any of the Companies or their Affiliates that would, individually or in the aggregate, be expected to be material to the Companies.

3.3	Capitalization. Section 3.3 of the Disclosure Schedule sets forth a complete and accurate list of (a) the Seller Interest, which constitutes the only authorized, issued and outstanding equity securities of Sierra, and (b) the record holders thereof, being the Seller. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon Sierra for the issuance, purchase or acquisition of any Equity Interests of Sierra. No Person (i) other than Seller, has any interest or claim to the Seller Interest, and (ii) other than Sierra, has any interest or claim to any of the Equity Interests of Barnes. The entirety of the Seller Interest has been duly authorized and is validly issued. Seller has no obligation to make further payments or contributions to Sierra solely by reason of its ownership thereof. The entirety of the Seller Interest has been offered, issued and transferred without violation of any preemptive right or other right to purchase and were issued and/or transferred in compliance with all applicable securities Laws, other Laws, the operating agreement of Sierra and the Contracts to which Sierra is a party or otherwise bound. Upon the consummation of the transactions contemplated hereby, Buyer will be the sole owner, beneficially and of record, of 100% of the issued and outstanding membership interests of Sierra, free and clear of any Liens, and Sierra will remain the sole owner, beneficially and of record, of 100% of the issued and outstanding Equity Interests of Barnes. There are no voting trusts, proxies or other similar commitments, understandings, restrictions or arrangements relating to the Equity Interests in or of each Company. The limited liability company interests of the Companies (including the Seller Interest) are, and have at all times been, uncertificated.

3.4	Subsidiaries. Section 3.4 of the Disclosure Schedule sets forth each direct and indirect Subsidiary of Sierra, showing the jurisdiction of its incorporation or organization and showing the percentage of each person’s ownership of the outstanding Equity Interests of such Subsidiary. All of the outstanding Equity Interests of each Subsidiary have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Section 3.4 of the Disclosure Schedule, there are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon any such Subsidiary for the issuance, purchase or acquisition of any Equity Interests of any Subsidiary. Neither Seller (with respect to Sierra only) nor Sierra or Barnes is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests of any Subsidiary except as set forth on Section 3.4 of the Disclosure Schedule. Neither Seller (with respect to Sierra only) nor Sierra or Barnes is party to, nor has any knowledge of, any agreement restricting the voting or transfer of any Equity Interests of any Subsidiary.

3.5	Compliance with Laws. Except as set forth on Section 3.5 of the Disclosure Schedule, the Companies have, since the Lookback Date (and, with respect to Firearm and Explosive Laws, since January 1, 2019), complied with in all material respects, are not in violation of, and have not received any written notices of violation with respect to, any Law applicable to them or their Business, properties or assets. The Companies have previously provided or made available to the Buyer or its counsel true and correct copies of all reports of inspections received by it with respect to the Business under applicable Laws which occurred in the past five years, and resulted in or are reasonably likely to result in the imposition of a material penalty or restriction. In the past five years, the Companies have not received any notice alleging that any of the Companies is in violation of any Law and no investigation, inspection, audit, or other proceeding by any Governmental Authority involving an allegation of violation of any Law by any of the Companies is otherwise threatened or contemplated. The Companies have not assumed by contract or operation of Law any liability for violations by any other Person of any Law.

3.6	Litigation. There are no Proceedings pending or, to the Seller’s Knowledge, threatened which involve the Companies, their respective businesses or their respective assets that would, if determined adversely to the interests of any one or more of the Companies, be expected to have a Material Adverse Effect. There are no unsatisfied Judgments against the Companies or any of their respective businesses, properties or assets. There is no Proceeding pending or, to Seller’s Knowledge, threatened against the Companies that questions or challenges the validity of this Agreement or any action taken or to be taken by the Companies pursuant to this Agreement or in connection herewith or would adversely affect the ability of the Companies to consummate the Transaction. There are no current, pending or, to the Seller’s Knowledge, threatened claims against the Companies by the respective managers, officers, employees and agents of the Companies. To Seller’s Knowledge, there exist no facts or circumstances creating any reasonable basis for the institution of any material Proceedings. Section 3.6 of the Disclosure Schedule sets forth a complete and correct list and description of all Proceedings since the Lookback Date to which either of the Companies is or has been a party.

3.7	Financial Statements; Undisclosed Liabilities; Books and Records.

(a)	Financial Statements. Seller has provided Buyer with complete and accurate copies of the following financial statements (collectively, the “Financial Statements”): (i) the unaudited consolidated balance sheets of the Companies as of December 31, 2022 (the “Most Recent Fiscal Year End”), December 31, 2021 and December 31, 2020 (including the notes thereto, if any), and the related unaudited consolidated statements of income, shareholders’ equity and cash flows as of the fiscal years then ended; and (ii) the unaudited balance sheet (the “Latest Balance Sheet”) of the Companies as of September 30, 2023 (the “Latest Balance Sheet Date”) (including the notes thereto, if any) and the related unaudited statements of income, shareholders’ equity and cash flows as of and for the period from the Most Recent Fiscal Year End through such date. The Financial Statements (including the notes thereto, if any) are consistent with the books and records of the Companies, fairly present in all material respects the consolidated (as applicable) financial condition, cash flows and results of operations of the Companies as at the dates thereof and for the periods therein referred to, have been prepared in accordance with the Accounting Principles and GAAP, subject to the absence of footnote disclosure and changes resulting from normal year-end adjustments (none of which is material).

(b)	Undisclosed Liabilities. The Companies do not have any direct or indirect Indebtedness, liability, claim, loss, damage, deficiency, obligation or monetary responsibility, whether matured or unmatured or fixed or contingent (“Liabilities”), other than: (i) Liabilities which are adequately disclosed or reserved against on the Latest Balance Sheet; (ii) Liabilities which have arisen since the Latest Balance Sheet Date in the Ordinary Course; and (iii) Liabilities that, individually or in the aggregate, are not material in amount.

(c)	Governing Documents, Books and Records. Copies of the Governing Documents, books of account, minute books, membership interest record books and other records of the Companies that are true, correct, and complete in all material respects have heretofore been delivered or made available to the Buyer or its counsel. The books and records of the Companies accurately reflect the assets, liabilities, business, financial condition and results of operations of the Companies and have been maintained in accordance with good business and bookkeeping practices. On the Closing Date, such books and records (including all ATF Records) will be in the possession of the Companies.

(d)	Capital Expenditures. Section 3.7(d) of the Disclosure Schedule accurately describes in all material respects the capital projects which the Companies plan to make or which have been approved during the 12-month period following the date hereof and a reasonable estimate of the dollar amount of the unpaid and unaccrued expenditures anticipated to be made with respect to such projects.

(e)	Indebtedness. A true and complete list of Indebtedness of the Companies as of the date hereof is set forth on Section 3.7(e) of the Disclosure Schedule.

3.8	Real Property. Section 3.8 of the Disclosure Schedule sets forth the address and description of each parcel of real property owned (in fee simple or pursuant to an easement estate in perpetuity that runs with the land) (“Owned Real Property”) by any one or more of the Companies. With respect to each parcel of Owned Real Property, (a) each of the Companies has good, insurable and marketable fee simple title (or title by way of an easement estate), free and clear of all Liens, except Permitted Liens, (b) except as set forth on Section 3.8(b) of the Disclosure Schedule, neither of the Companies has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, and (c) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(a)	Section 3.8(a) of the Disclosure Schedule sets forth the address of each parcel of real property leased by the Companies (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”), and a list of all leases for such Leased Real Property (“Real Property Leases”). With respect to each of the Real Property Leases, (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect and none of the Companies is in default thereunder, and no condition or circumstance exists that, with the giving of notice or passage of time, would constitute a default thereunder, (ii) the Companies’ possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been materially disturbed and there are no disputes with respect to such Real Property Lease, (iii) except as otherwise set forth herein, neither of the Companies has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof, (iv) the Companies have made available to Buyer true, correct and complete copies of all Real Property Leases, and (v) the Companies have valid and enforceable leasehold interests in each Leased Real Property free and clear of all Liens other than Permitted Liens.

(b)	Except as set forth on Section 3.8(b) of the Disclosure Schedule, no Person other than Sierra or Barnes has any right to use or occupy any part of the Real Property.

(c)	All buildings and all improvements located on the Real Property are, in all material respects, in a state of good maintenance and repair (normal wear and tear excepted) and in a condition adequate and reasonably suitable for the conduct therein of the Business. The heating, ventilation, air conditioning, plumbing and electrical systems at the Real Property are in good working order and repair (normal wear and tear excepted). Neither of the Companies has experienced any interruption in such services provided to any of the premises located on the Real Property since the Lookback Date.

(d)	To the extent required by Law, the Companies have obtained all material permits, licenses, franchises, approvals and authorizations (collectively, the “Real Property Permits”) of (i) all Governmental Authorities having jurisdiction over any of the premises comprising the Real Property and (ii) all insurance companies and fire rating and other similar boards and organizations having jurisdiction over any of the premises comprising the Real Property (collectively, the “Insurance Organizations”). All such Real Property Permits are set forth on Section 3.8(d) of the Disclosure Schedule and have been issued to enable each of the premises comprising the Real Property to be lawfully occupied and used by the Companies for all of the purposes for which they are currently occupied and used and are in full force and effect. The Companies have not received any written notice from any Governmental Authority having jurisdiction over any premises comprising the Real Property, or from any Insurance Organization, threatening a suspension, revocation, modification or cancellation of any Real Property Permit or of any insurance policies, and there exists no material violation of a Real Property Permit. Each Real Property Permit is in full force and effect.

(e)	There is no pending or, to the Seller’s Knowledge, threatened condemnation or eminent domain proceeding with respect to or affecting any of the premises comprising the Real Property or any part thereof. The Companies have not received any written or, to the Seller’s Knowledge, oral notice of any pending or threatened condemnation or eminent domain proceeding with respect to or affecting any of the premises comprising the Real Property or any part thereof and, to the Seller’s Knowledge, no such condemnations or proceedings have been proposed.

(f)	The Real Property comprises all of the real property held for use, used or intended to be used in the Business, and, other than the Real Property Leases or those matters set forth on Section 3.8(b) of the Disclosure Schedule, neither of the Companies is a party to any other agreement which includes any option to purchase or lease any real property or interest therein.

(g)	Except as may be set forth on any surveys provided by Seller to the Buyer, the improvements on the Owned Real Property are located within the boundary lines of such parcels and all utility service lines serving such Owned Real Property are located either within the boundary lines of such property or within lands dedicated to public use or within recorded easements for same.

(h)	No portion of the Owned Real Property is subject to any material real property Tax increases or recapture of Taxes occasioned by retroactive revaluation, special assessments, change in the land usage, or loss of any exemption or benefit status.

(i)	Except as may be set forth on any surveys provided by Seller to the Buyer, there are no material encroachments upon the Owned Real Property from adjacent properties nor encroachments of any improvement located on the Owned Real Property upon adjoining land or upon easements encumbering the Owned Real Property.

(j)	Neither of the Companies has received any written notice of, and to the Seller’s Knowledge, no landlord of any Leased Real Property has any plans to make, any alterations to any of the Leased Real Property that would, individually or in the aggregate, be expected to be material to the Companies.

(k)	All sums owed by any landlord to the Companies under any Real Property Lease have been paid, including, but not limited to, tenant improvement allowances.

(l)	Use of the Real Property by the Companies does not violate the permitted use of the easement set forth on Section 3.8(l) of the Disclosure Schedule.

3.9	Material Contracts.

(a)	Section 3.9(a) of the Disclosure Schedule lists the following Contracts to which either Company is a party, has any rights or Liabilities or is otherwise bound or to which no Company is a party that are used in connection with the Business (and in the case of oral Contracts, summaries thereof), and pursuant to which either Company has obligations (collectively, the “Material Contracts”).

(i)	(A) each Contract that is executory in whole or in part and involves performance of services by or for either Company of an amount or value in excess of $150,000 per annum and (B) each Contract, that is executory in whole or in part and involves the sale or purchase of goods or materials by the Companies of an amount or value in excess of $150,000, except for sales of inventory in the Ordinary Course pursuant to a customary purchase order covering less than $250,000 of goods ordered;

(ii)	each Contract (other than a Contract described in clause (i) preceding) that is executory in whole or in part that involves expenditures or receipts in excess of $150,000 in respect of an individual Contract or $350,000 in the aggregate for any number of Contracts entered into for like services, goods or materials or with an individual party;

(iii)	each Contract relating to (i) the purchase by the Seller of the Seller Interest and (ii) the purchase by Sierra of Equity Interests of Barnes or the material assets of Barnes Bullets, LLC (the “Target Agreements”);

(iv)	each Contract with a Top Customer or Top Supplier, other than purchase orders not in excess of $200,000 entered into in the Ordinary Course;

(v)	each Contract granting an option or preferential rights to purchase, sell or license any assets of the Companies;

(vi)	each Contract that involves product development, product enhancement or product customization obligations;

(vii)	each individual Contract that is for outstanding capital expenditures by the Companies in excess of $100,000 or that, when combined with other Contracts relating to the same capital project, exceed $250,000 in the aggregate;

(viii)	each Contract that relates to the acquisition since January 1, 2018 of any business or Equity Interests or assets of any other Person or any real property (whether by merger, sale of Equity Interests, sale of assets or otherwise and whether or not completed), in each case, involving aggregate consideration in excess of $100,000 (including any deferred purchase price, earnout or other consideration);

(ix)	each Contract between or among the Companies, on the one hand, and the Seller, any Affiliate of the Companies or the Seller, or any manager or officer of the Companies, the Seller or any Affiliate of the Companies or the Seller, on the other hand;

(x)	each (A) Real Property Lease or sublease, rental or occupancy Contract, license, installment and conditional sale Contract and (B) other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property, other than (1) Contracts for services, repair, construction or maintenance with payment obligations not exceeding $50,000 per Contract or $50,000 in the aggregate for any number of Contracts entered into for like services, goods or materials or with an individual party if such Contracts were entered into in the Ordinary Course and (2) purchase orders entered into in the Ordinary Course;

(xi)	each collective bargaining Contract and any other Contract with any labor union, trade union or other employee representative, body or organization of a group of employees of the Companies;

(xii)	each joint venture, partnership, limited partnership or similar Contract involving a sharing of profits, losses, costs or Liabilities by the Companies with any other Person;

(xiii)	each Contract (A) containing outstanding covenants or other obligations (other than customary confidentiality and non-disclosure obligations entered into in the Ordinary Course) that restricts the business activity of the Companies or limits the freedom of the Companies to engage in any line of business, to compete (geographically or otherwise) with any Person or to solicit for hire or employ any Person, (B) granting any exclusive rights to make, sell or distribute the Companies’ products, (C) granting any “most favored nations” or similar rights or (D) otherwise prohibiting or limiting the right of the Companies to make, sell or distribute any products or services;

(xiv)	each Contract that is a confidentiality agreement or non-disclosure agreement, other than proprietary information and assignment of inventions Contracts with current or former directors, officers, employee or consultants or other services providers of the Companies in the Ordinary Course;

(xv)	each Contract relating to the Companies providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods or services;

(xvi)	(A) each written warranty, guaranty, and/or other similar undertaking with respect to a contractual performance of another Person extended by the Companies and (B) each Contract pursuant to which the Companies have agreed to indemnify another Person or to share in or contribute to the Liability of any Person, in each case other than Contracts in the Ordinary Course;

(xvii)	each Contract that is a settlement agreement with respect to any pending or threatened Proceeding entered into since the Lookback Date;

(xviii)	each Contract with any current employee, consultant, manager or officer of a Company, including any employment or compensation agreements, except for employment or consulting agreements entered into in the Ordinary Course with a base annual compensation amount that is less than $100,000 on an individual basis and offer letters for at-will employment which do not provide for retention or severance payments or any other similar benefit;

(xix)	each Contract that provides for retention, severance, termination or similar pay to any current or former employee, consultant, manager or officer of the Companies;

(xx)	each Contract with outstanding obligations or liability, contingent or otherwise, to which the Companies are a party or is otherwise bound relating to the purchase, sale or lease of real property;

(xxi)	each Contract imposing a Lien upon any asset of the Companies, other than Permitted Liens;

(xxii)	each IP Agreement;

(xxiii)	each Contract by which either Company licenses any Person to manufacture or reproduce any of the Companies’ products, services or technology or any Contract to sell or distribute any of the Companies’ products, services or technology;

(xxiv)	each Contract providing for the payment of cash or other compensation or benefits upon consummation of the transactions contemplated hereby;

(xxv)	each sales distribution or franchise Contract that is (i) not terminable without penalty on 90 days’ notice or less and (ii) provides for compensation at an amount or rate which is higher than is customary or usual in the Business; and

(xxvi)	each Contract entered into with any Governmental Authority.

(b)	The Companies are in compliance in all respects with each Material Contract. Neither the Companies nor, to the Seller’s Knowledge, any other party to any Material Contract is in default in respect of such Material Contract. Neither the Companies nor the Seller have received written notice or, to the Seller’s Knowledge, oral notice of an uncured breach or default or a pending or threatened cancellation, revocation or termination of any Material Contract and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Companies or by any such other party.

(c)	Each Material Contract is in full force and effect and constitutes a valid and binding obligation of the Companies and the other parties thereto, in accordance with its terms, except in each case as such enforcement may be limited by the Remedies Exception, and is not subject to any claims, charges, set-offs or defenses.

(d)	The Companies have delivered or otherwise made available to Buyer or its counsel complete, true and correct copies of all of the written Material Contracts (including all amendments, exhibits, attachments, extensions, renewals, guaranties, modifications, waivers, supplements and other agreements, if any, related thereto), or a written description of the material terms of any oral Material Contract. The Companies are not renegotiating the existing primer supply Contract with Vista Outdoor other than terms that are more favorable to the Companies.

(e)	No employee or consultant or other independent contractor of the Companies is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights Contract, with any other Person that materially and adversely affects or is reasonably likely to materially and adversely affect (i) the performance of his or her duties for the Companies, (ii) his or her ability to assign to the Companies rights to any invention, improvement, discovery or information relating to the Business, or (iii) the ability of the Companies to conduct the Business as currently conducted.

(f)	All purchase price adjustments under the Target Agreements have been finally resolved and are conclusive and binding on all parties thereto and each party to a Target Agreement is in compliance with all restrictive covenants thereunder.

3.10	Governmental Authorizations. The Companies have obtained all material Governmental Authorizations (including any pending applications for such licenses, certificates, permits or Consents and, for the avoidance of doubt, where applicable, Federal Firearms and Explosives Licenses, proof of registration as a Special Occupational Taxpayer, active ATF marking variances, other active ATF variances, AECA importer registration, and unexpired ATF Form 6 import permits) necessary for them to own, lease and operate and to carry on the Business, except for those the failure of which to obtain would not, individually or in the aggregate, be expected to be material to the Companies. All such Governmental Authorizations are set forth on Section 3.10 of the Disclosure Schedule, are in full force and effect, and no written or, to the Seller’s Knowledge, oral notice from any Governmental Authority of any pending violation, removal, revocation or non-renewal has been received by any of the Companies in respect of any such Governmental Authorizations that would, individually or in the aggregate, be expected to be material to the Companies. The Companies do not have any Governmental Authorization that will not be renewed in the Ordinary Course or will be revoked, terminated, suspended or impaired nor to the Seller’s Knowledge are there any circumstances that would or may reasonably be expected to result in the same. Except as set forth on Section 3.10 of the Disclosure Schedule, the consummation of the Transaction and the operation of the Business of the Companies by the Buyer in the manner in which they are currently operated will not require the consent or approval of any Governmental Authority or other Person.

3.11	Intellectual Property.

(a)	The Companies own or have the valid right to use all Intellectual Property used in connection with or necessary to conduct the Business of the Companies as presently conducted (such Intellectual Property, together with the Companies’ Owned Intellectual Property and the Companies’ Licensed Intellectual Property, the “Companies’ Intellectual Property”).

(b)	Set forth on Section 3.11(b) of the Disclosure Schedule is a complete and accurate list (showing in each case, the registered owner, title, mark or name, applicable jurisdiction, application number or registration number and date of application, if any) of all United States, foreign and state (i) Patents and Patent applications, (ii) Trademark registrations and applications and all unregistered Trademarks, (iii) internet domain names, and (iv) Copyright registrations and applications owned by the Companies, in each case, that is owned by the Companies, but excluding any items that have been abandoned, cancelled, expired, withdrawn, or finally refused without right of appeal (together with all other Intellectual Property owned or purported to be owned by the Companies, the “Companies’ Owned Intellectual Property”).

(c)	Set forth on Section 3.11(c) of the Disclosure Schedule is a complete and accurate list of (i) each Contract that is in effect pursuant to which any Company uses the Intellectual Property owned by another Person in the conduct of the Business, but excluding, for listing purposes only, (A) software shrink-wrap, open source, click-through or similar agreements, (B) non-disclosure agreements, and (C) agreements with current and former employees, consultants, and independent contractors of the Companies’ entered into on the Companies’ standard form(s) (or a substantially similar form) (together with all other Intellectual Property owned by another Person that is licensed to one or more of the Companies and used in the conduct of the Business, the “Companies’ Licensed Intellectual Property”) and (ii) each Contract that is in effect pursuant to which any Company grants to another Person rights to any Companies’ Intellectual Property, but excluding agreements under which the only right or license granted to another Person under Companies’ Owned Intellectual Property is for the purpose of such Person performing services for the sole benefit of the Companies (all Contracts required to be disclosed on Section 3.11(c) of the Disclosure Schedule, the “IP Agreements”).

(d)	The Companies are the sole and exclusive legal and beneficial owners of all rights, title and interests in and to the Companies’ Owned Intellectual Property. Each of the Companies’ Owned Intellectual Property (i) registrations and applications, and (ii) material common law Trademarks set forth on Section 3.11(b) of the Disclosure Schedule are valid, subsisting and enforceable in all material respects and have not been cancelled, expired, or abandoned and all renewal fees and other steps required for the maintenance or protection of such rights have been paid on time or taken. No facts or circumstances exist that would reasonably be expected to render any of the Companies’ Owned Intellectual Property invalid or unenforceable. There are no pending or, to the Companies’ Knowledge, threatened oppositions, interferences, re-examinations or cancellations proceedings or any similar proceedings before any court or registration authority or other Governmental Authority in any jurisdiction against the Companies’ Owned Intellectual Property. No Company has received any written notice or, to the Companies’ Knowledge, oral notice of any pending or threatened opposition, interference, re-examination or cancellation proceedings or any similar proceedings before any court or registration authority or other Governmental Authority in any jurisdiction against the Companies’ Intellectual Property. There has been and is no Proceeding or Law or settlement, covenant not to sue, or similar obligation asserted, pending or, to Companies’ Knowledge, threatened that prohibits or restricts any Company from any use or any other exploitation of the Companies’ Intellectual Property. No Person has any exclusive license under any of the Companies’ Intellectual Property.

(e)	Neither the conduct of the Business nor any Company’s creation, use, license or other transfer of the Companies’ Intellectual Property or the Companies’ Products, or to the Companies’ Knowledge, any Company customer’s use of the Companies’ Products as authorized by any Company, has infringed, misappropriated or otherwise violated or infringes, misappropriates or otherwise violates the Intellectual Property of any Person. No Company has received written notice, or, to the Companies’ Knowledge, oral notification that the conduct of the Business, the creation, use, license or other transfer of the Companies’ Intellectual Property or any Company’s or, to the Companies’ Knowledge, any Company customer’s use of the Companies’ Products has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property owned or controlled by any Person (either directly or indirectly such as through contributory infringement or inducement to infringe) or is defamatory or violative in any way of any publicity, privacy, or other rights. No Company has received any notice of any pending or any written or, to the Companies’ Knowledge, oral notification of any pending or threatened claims or suits (i) alleging that the activities of any Company or the conduct of its Business or the creation, use, license or other transfer of the Companies’ Intellectual Property or any Company’s use of the Companies’ Products infringes upon or constitutes the unauthorized use of or otherwise violates the Intellectual Property of any Person, nor alleging libel, slander, defamation, or other violation of a personal right, or (ii) challenging the ownership, use, registration, validity or enforceability of any Companies’ Intellectual Property. With respect to any material third-party Software used by the Companies, the Companies have, in accordance with each applicable third party’s Software licensing requirements, complied in all material respects with the seat-numbering license requirements applicable thereto.

(f)	No third party has disclosed in violation of any confidentiality obligation, misappropriated, infringed, diluted, or otherwise violated, or is currently using, disclosing in violation of any confidentiality obligation, misappropriating, infringing, diluting, or otherwise violating, any Companies’ Owned Intellectual Property. There is no claim pending against any Person by any Company with respect to matters described in the preceding sentence. No Company has commenced or threatened in writing any Litigation, or asserted any allegation or claim, against any Person for infringement or misappropriation of the Companies’ Owned Intellectual Property or breach of any Contract involving the Companies’ Intellectual Property.

(g)	No Proceedings are currently pending or, to the Companies’ Knowledge, threatened that any Company is infringing, violating, or misappropriating any third-party Intellectual Property.

(h)	Each Company takes commercially reasonable actions to protect, preserve and maintain all Trade Secrets and other confidential information included in the Companies’ Intellectual Property. Each Company has taken commercially reasonable steps necessary to comply with all duties of such Company to protect the confidentiality of confidential information provided to such Company by any other Person. To the Companies’ Knowledge, none of the current or former employees, consultants or other independent contractors of any Company has violated any agreements under which a Company has agreed to keep confidential any information of another Person.

(i)	Each Person who is or was involved in the creation or development of any material Companies’ Owned Intellectual Property has executed a valid and enforceable written agreement with the applicable Company that assigns to the Company all right, title and interest in and to such Intellectual Property, or all such rights have vested with the applicable Company automatically by operation of law.

(j)	The Companies have not incorporated, embedded, linked, distributed with or otherwise used any material Open Source Software in or with any Products or any of the Companies’ material Intellectual Property.

(k)	No (i) government funding or (ii) facilities of a university, college, other educational institution or research center were used in the development of any Companies’ Owned Intellectual Property.

(l)	Except as set forth in Section 3.11(l) of the Disclosure Schedule, the computers, Software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment of the Companies (collectively, the “IT Assets”) (i) operate and perform in all material respects in accordance with their respective documentation and functional specifications and otherwise as required by the Companies and have not materially malfunctioned or failed within the past three (3) years, (ii) are adequate and sufficient for the operations of the Companies; and (iii) to the Companies’ Knowledge, do not contain any Malicious Code. The Companies have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against unauthorized use or access and against the introduction of Malicious Code, and, to the Companies’ Knowledge, the Companies have not experienced any unauthorized use or disclosure of, or access to, the IT Assets or any information or data of the Companies. The Companies have implemented commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures, as well as a commercially reasonable business continuity plan.

3.12	Labor and Employment Matters.

(a)	Prior to the date hereof, the Companies have, to the extent permitted under applicable Laws, including applicable privacy Laws, made available to the Buyer a schedule setting forth each employee’s respective job title, current annual salary or hourly rate of pay, annual target incentive compensation opportunity, work location and years of service and each individual or sole proprietor independent contractor’s or other service provider’s respective services, date of engagement, principal work location, compensation terms (including option or other equity incentive awards granted by Parent or any Subsidiary thereof to any employee of either Company), and full or part-time status.

(b)	Neither of the Companies has received written notice of any current unfair labor practice charges against such Person that are pending before the National Labor Relations Board or any similar state, local or foreign Governmental Authority. Since the Lookback Date, the Companies have not received written notice of any currently pending or in progress and, to the Seller’s Knowledge, there are no threatened in writing, labor or employment-related Actions before any Governmental Authority.

(c)	(i) No employees of the Companies are represented by any union, employee association or other labor organization with respect to their employment with the Companies; (ii) no union, employee association, labor organization or group of employees has filed any representation petition or made any written demand for recognition since the Lookback Date; (iii) no union organizing or decertification activities are underway or threatened, and no such activities have occurred since the Lookback Date; and (iv) there are no and since the Lookback Date there have not been any pending or threatened strikes, work stoppages, slowdowns, lockouts, or other material work actions or labor disputes or disruptions.

(d)	Since the Lookback Date, none of the Companies has engaged in or implemented any “plant closing” or “mass layoff” of employees (in each case as defined in the WARN Act) or other actions that triggered notice obligations under the WARN Act. The Companies do not have any plans to undertake any “mass layoff” or “plant closing” that would reasonably be expected to trigger notice obligations under the WARN Act.

(e)	Section 3.12(e) of the Disclosure Schedule sets forth a complete and accurate list of each Person that provides services to the Companies that is employed by the Parent, the Seller or any of their respective Affiliates (other than the Companies).

3.13	Benefit Plans.

(a)	With respect to any Employee Benefit Plan, Seller has made available to the Buyer true and complete copies, as applicable, of (i) of each Employee Benefit Plan (or, to the extent no such copy exists, an accurate description of all material terms) and any related trust agreement or other funding instrument, (ii) the most recently received IRS determination or opinion letter, (iii) the current summary plan description and summaries of material modifications thereto, (iv) the three most recent financial statements and annual reports on Form 5500 (including attached schedules), (v) any material non-ordinary course written communications since the Lookback Date to or from any Governmental Authority relating to any such Employee Benefit Plan, and (vi) the results of non-discrimination testing for the three most recently completed years.

(b)	Except to the extent that any noncompliance could not reasonably be expected to result in material Liability to the Companies or Buyer or any of its Affiliates, each Employee Benefit Plan, each of which is listed on Section 3.13(b) of the Disclosure Schedule and which schedule separately identifies each Employee Benefit Plan that is an Assumed Plan, complies in all material respects with its terms and all applicable Laws, including the Code and ERISA.

(c)	No Employee Benefit Plan is subject to Title IV of ERISA and none of the Companies or any of their respective ERISA Affiliates sponsor, maintain, contribute to, have any obligation to contribute to (or, within the six year period immediately prior to the Closing Date, have sponsored, maintained, contributed to, or had any obligation to contribute to) or otherwise have or, within the six year period immediately prior to the Closing Date, have had any Liability (contingent or otherwise) with respect to (i) any “multiemployer plan”, as that term is defined in Section 4001 of ERISA; (ii) any “employee benefit plan” subject to Title IV of ERISA or Section 412 of the Code; or (iii) any multiple employer welfare arrangement, as that term is defined in Section 3(40) of ERISA.

(d)	No Employee Benefit Plan provides life, medical or health or other welfare benefits to retirees or other former employees of the Companies following a termination of employment, other than benefit continuation rights under COBRA.

(e)	The execution of this Agreement and consummation of the Transaction (whether alone or together with any other event or circumstance on or following the Closing, including termination of employment) will not (i) entitle any current or former manager, officer, employee, consultant or other service provider of the Companies to severance pay, or any payment of other compensation or benefits from the Companies, Buyer or otherwise; (ii) result in any payment, acceleration of payment, funding, vesting or increase in the amount of compensation or benefits with respect to any current or former manager, officer, employee, consultant or other service provider of the Companies; (iii) result in any modification, amendment or otherwise affect the rights of the Companies or Buyer or its Affiliates (including, without limitation, the right to modify or terminate) under any Assumed Plan or (iv) result in any payment under an Employee Benefit Plan, alone or together with any other payments or benefits (whether occurring prior to, on or following the Closing, including in connection with termination of employment), being an “excess parachute payment” within the meaning of Section 280G of the Code.

(f)	No compensation has been or would reasonably be expected to be includable in the gross income of any employee or other service provider of the Companies as a result of the operation of Section 409A of the Code and the Companies have no indemnity, gross-up or similar obligation for any Taxes imposed under Section 4999 or 409A of the Code.

3.14	Tax Matters.

(a)	The Companies have timely filed, or have caused to be timely filed on their behalf, all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. The Companies have paid, or caused to be paid, all material amounts of Taxes required to have been paid by or with respect to the Companies under applicable Law.

(b)	The Latest Balance Sheet contains an accurate accrual in accordance with GAAP for all unpaid Taxes as of the Latest Balance Sheet Date. The Companies have not incurred any liability for Taxes subsequent to the Latest Balance Sheet Date except in the Ordinary Course.

(c)	No written claim has ever been made by any Governmental Authority in a jurisdiction where the Companies do not file Tax Returns that any one or both of them are or may be subject to taxation or to a requirement to file Tax Returns in such jurisdiction, which claim has not been resolved.

(d)	The Companies have deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Companies have complied with all applicable reporting and recordkeeping requirements.

(e)	There are no Liens for Taxes (other than for current Taxes not yet due and payable), whether imposed by a federal, state, county, or local Taxing Authority, outstanding against the assets, properties or business of the Companies (other than Permitted Liens) on the assets and/or Equity Interests of the Companies.

(f)	The Companies (i) are not a party to or bound by any Tax Agreement and (ii) have not received or requested any private letter ruling (or similar ruling from a Taxing Authority) or entered into any closing agreement with a Taxing Authority.

(g)	The Companies are, and have always been, taxable corporations for U.S. federal and applicable state and local income Tax purposes.

(h)	The Companies have never been a member of any affiliated, consolidated, combined or unitary group of companies for any Tax purposes (other than such a group the common parent of which is Parent or the Companies). The Companies do not have any liability for the Taxes of any other Person under operation of Law, including Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), by Contract (other than in connection with any Contract entered into in the Ordinary Course, a principal purpose of which is not Taxes) or as a transferee or successor.

(i)	No claim, deficiency, assessment for any Taxes has been asserted against the Companies which has not been fully resolved and/or paid in full.

(j)	There are no pending or ongoing Proceedings with respect to Taxes or any Tax Returns of or with respect to the Companies, and the Companies have not received any written notice threatening any Proceeding. The Companies have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver is still outstanding.

(k)	The Companies have never engaged or participated in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b).

(l)	The Companies will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date (i) under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) by reason of a change in method of accounting in any taxable period ending on or before the Closing Date, (ii) pursuant to the provisions of any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Laws) executed on or prior to the Closing Date, (iii) as a result of an installment sale or open transaction entered into prior to the Closing, (iv) as a result of any prepaid amount or deferred revenue accrued or received on or prior to the Closing Date or (v) any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law).

(m)	The transactions contemplated herein will not cause an adjustment to the basis of any asset of the Companies under Treasury Regulations Section 1.1502-36(d) (or any corresponding provision of state law).

(n)	The Companies have not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution which could otherwise constitute part of a “plan” or a “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o)	Neither of the Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)	The Companies are not subject to Tax in any jurisdiction, other than the country in which each is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.

(q)	The Companies do not have any liability for any escheat or unclaimed property obligations.

3.15	Customers and Suppliers.

(a)	Section 3.15(a) of the Disclosure Schedule sets forth the ten (10) largest customers (as measured by dollar volume of sales) of the Companies (the “Top Customers”) for both of the years ended December 31, 2022 and December 31, 2021 and includes the actual amount for which each such Top Customer was invoiced during such periods. No Top Customer has canceled, terminated or otherwise materially altered (including any material reduction in the rate or amount of purchases or material decrease in the prices paid) or notified the Seller, the Companies or their respective Affiliates of any intention to do any of the foregoing or otherwise threatened to cancel, terminate or adversely alter (including any material reduction in the rate or amount of purchases or material decrease in the prices paid) its relationship with the Companies or the Business. There are no pending disputes or controversies between any of the Companies and any of the Top Customers. There is no fact, condition or event which would be expected to have a material adverse effect on the relationship of the Companies with any of the Top Customers.

(b)	Section 3.15(b) of the Disclosure Schedule sets forth the ten (10) largest suppliers (as measured by dollar volume of purchases) of the Companies (the “Top Suppliers”), for both of the years ended December 31, 2022 and December 31, 2021 and includes the actual amount the Companies purchased from each such supplier during such period (treating affiliated suppliers, to the extent known, as a single supplier). No Top Supplier has canceled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or material increase in the prices charged) or notified the Seller, the Companies or their respective Affiliates of any intention to do any of the foregoing or otherwise threatened to cancel, terminate or adversely alter (including any material reduction in the rate or amount of sales or material increase in the prices charged) its relationship with the Companies or the Business. There are no pending disputes or controversies between any of the Companies. There is no fact, condition or event that would be expected to have a material adverse effect on the relationship of the Companies with any of its Top Suppliers.

3.16	Inventory; Accounts Receivable.

(a)	All of the inventories of stock in trade, work in progress and finished goods of the Companies consist of a quality and quantity usable and salable in the Ordinary Course, except for obsolete, damaged or defective inventory and materials of below-standard quality, all of which items have been written off or written down on the books and records of the Companies to fair market value or for which adequate reserves have been provided therein. All inventories not written off have been priced at the lower of cost or realizable market value. All inventories disposed of subsequent to the Most Recent Fiscal Year End have been disposed of only in the Ordinary Course. The quantities of each type of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable and warranted according to the normal purchasing and sales patterns of the Companies and are adequate for the purposes of fulfilling the Companies’ current business and order requirements, in each case in all material respects. All work in process and finished goods inventory held by the Companies is free of any Defect or other material deficiency.

(b)	Section 3.16(b) of the Disclosure Schedule contains a list of the aged trade accounts receivable of the Companies over the previous ninety (90) days as of September 30, 2023 (“Receivables”). Such Receivables arose in the Ordinary Course for goods sold and delivered or services provided by the Companies as to which full performance by the Companies has been fully rendered, constitute valid obligations owed to the Companies and are collectible in the Ordinary Course, subject to customary reserves. The Companies have not received any written notice from or on behalf of any account debtor asserting any defense to payment, counterclaim or right of setoff with respect to any Receivable of the Companies in excess of amounts reserved on the Financial Statements in respect of the applicable period(s). All Receivables are recorded and booked on the books and records of the Companies in accordance with GAAP. Except as disclosed on Section 3.16(b) of the Disclosure Schedule, no Receivables are subject to prior assignment or Lien (other than Permitted Liens). Except as set forth in the Financial Statements, the Companies do not have any liability for any refunds, liability allowances or returns in respect of products developed, manufactured, processed, distributed or sold by or for the account of the Companies on or prior to the Closing Date in excess of the amounts specifically reserved against in calculating the Estimated Closing Working Capital. Where Receivables arose out of secured transactions, all financing statements and other instruments required to be filed or recorded to perfect the title or security interest of the Companies have been properly filed or recorded by the Companies in all material respects.

3.17	Related Party Arrangements. Section 3.17 of the Disclosure Schedule sets forth a correct and complete list of each arrangement (including Contractual, landlord-tenant, lender-borrower, supplier, customer, service provider, license, advisory or other financial arrangement and arrangements with respect to the use of any of the assets or employees of the Companies) by a Related Person thereof or with respect to the use of any asset or employee of a Related Person thereof by any Company (a “Related Party Arrangement”). Except as set forth on Section 3.17 of the Disclosure Schedule and intercompany transactions between the Companies and made in the Ordinary Course, none of the Seller, Parent or any Related Person of any Company, the Seller or Parent owns or has any interest in any asset used or held for use by any Company, between a Related Person of any Company, on the one hand, and either Company, on the other hand. Except in the case of intercompany transactions between the Companies, no Related Person of the Seller, Parent or any Company: (a) is, or owns, directly or indirectly, any interest in any Person which is, (i) a competitor of the Companies, (ii) a supplier of the Companies, or (iii) a customer of the Companies or a distributor of the Products (except as an owner of five percent (5%) or less of the stock of any Person listed on a national securities exchange or traded in the over-the-counter market); (b) owns, directly or indirectly, in whole or in part, any property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the intangible property), of the Companies, which is utilized in the operation of the Business; (c) has any Proceeding against, or owes any amount to, the Companies or (d) provides any services to the Companies.

3.18	Brokers and Finders. Neither Company has engaged any investment banker, broker, finder or other intermediary in connection with this Agreement or the Transaction. Neither Company has any obligation or liability for the payment or reimbursement of (or any other financial responsibility for) any brokerage commission, investment banking fee, finders’ fee or similar fees payable by reason of this Agreement or the consummation of the Transaction nor does either Company have any indemnification or similar protection obligations under any investment banking, brokerage or similar arrangement with respect to this Agreement or the consummation of the Transaction.

3.19	Propriety of Past Payments. Since January 1, 2019, neither the Companies nor any manager, officer, employee or agent of the Companies or any other Person associated with or acting for or on behalf of the Companies has, offered, given, authorized, or promised, anything of value, directly or indirectly, to any Person, including to any Public Official, for the purpose of (i) improperly influencing any official act or decision of such Person; (ii) inducing such person to do or omit to do any act in violation of a lawful duty; or (iii) securing any improper benefit or favor for either Company or in connection with this Agreement. In the past five years, no written notice has been received alleging that the Companies or any owner, officer, manager, employee, agent or other Person (in connection with actions on behalf or for the benefit of the Companies), has made, given or offered, directly or indirectly, any unlawful financial or other advantage, contribution, gift, bribe, payoff, kickback or unlawful payment to any employee or official of any Governmental Authority in any jurisdiction, or taken any other action, in violation of the United States Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions of 1997 (the “OECD Convention”) and any law implementing the OECD Convention, or any other applicable anti-bribery or anti-corruption law. None of the owners, officers, managers, employees, or agents of the Companies are agents, employees, officers or representatives of, or are otherwise affiliated with, any Government Authority or agency or other instrumentality of any Governmental Authority, or a Public Official. The Companies’ books and records accurately reflect the nature of all expenditures related to anything of value provided to a Governmental Authority or Public Official.

3.20	Personal Information Laws. The Companies, and all third parties processing Personal Information on behalf of any Company (collectively, “Data Processors”), are and since the Lookback Date have been in material compliance with the requirements of all applicable Laws, contractual obligations, binding guidelines and industry standards and the Companies’ written policies and practices, in each case, relating to the collection, access, use, disclosure, storage, disposal, and other processing of Personal Information, including the Health Insurance Portability and Accountability Act, the California Consumer Privacy Act, the EU/UK General Data Protection Regulation, and the Payment Card Industry Data Security Standard. No unresolved complaint, investigation or other proceeding relating to any alleged non-compliance is now pending, nor since the Lookback Date has been pending, by or before any Governmental Authority, and the Companies have otherwise never received any complaints, claims, notices, inquiries or requests related to data protection or the handling of Personal Information. The Companies have taken commercially reasonable steps to ensure that Personal Information is protected against unauthorized, unlawful, or accidental access, use, loss, transfer, modification, disclosure or other misuse (each, a “Security Incident”), including by implementing, maintaining, and complying with technical, physical, and operational security measures and an ongoing process to monitor compliance. No Company nor any Data Processor has experienced any Security Incident or been required to notify any Person regarding any Security Incident.

3.21	Tangible Personal Property; Sufficiency of Assets.

(a)	The Companies have good and valid title to, or a valid leasehold interest in, the tangible personal property used in the conduct of the Business, reflected on the Latest Balance Sheet or acquired since the date thereof, free and clear of all Liens (except Permitted Liens), except assets disposed of in the Ordinary Course since the Latest Balance Sheet Date. The tangible personal property owned or used by the Companies is in good operating condition and repair, ordinary wear and tear excepted.

(b)	The assets held, owned, licensed or leased by each Company and any assets listed in Section 3.17 of the Disclosure Schedule (i) constitute all of the material assets (including Intellectual Property) used or held for use by the applicable Company in the Business in the Ordinary Course, fixed or unfixed, real, personal or mixed, tangible or intangible, accrued, absolute, contingent or otherwise and (ii) are adequate and sufficient to conduct the Business in the Ordinary Course.

3.22	Sanctions; Trade Laws and Regulations. Since January 1, 2019, except as set forth in Section 3.22 of the Disclosure Schedule: (a) the Seller and the Companies, in each case in respect of the Business, have been in material compliance with all applicable Sanctions and Trade Laws and Regulations; (b) neither the Companies, nor, in respect of the Business, Seller has engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Sanctioned Person; (c) the Seller and the Companies, in each case in respect of the Busine, have maintained in place and implemented controls and systems to comply with applicable Sanctions and Trade Laws and Regulations; and (d) neither the Companies, nor, in respect of the Business, Seller has made a voluntary disclosure to any government or Government Authority with respect to any alleged act or omission arising under the applicable Sanctions or Trade Laws and Regulations. No government or Government Authority has initiated or given written notice threatening to initiate any investigation, audit, review or prosecution of the Companies, or, in each case in respect of the Business, Seller with respect to non-compliance with applicable Sanctions or Trade Laws and Regulations. Neither the Companies nor any director, officer or, to the knowledge of the Companies, employee or agent of the Companies is: (x) a Sanctioned Person; (y) subject to debarment or any list-based designations under any Trade Laws and Regulations; or (z) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

3.23	Internal Accounting Controls. The Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance in accordance with customary business practices for non-public companies that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.24	Environmental Matters.

(a)	Each Company holds and is in material compliance with all material Environmental Permits required to conduct the Business.

(b)	Neither Company nor any Affiliate thereof and, to Seller’s Knowledge, no other Person has placed, stored, transported or Released any Hazardous Materials at or from any Real Property owned or operated by the Companies or any predecessor owner of the Business or any material portion thereof in connection with the Business as currently operated or operated in the past, except where any such placement, storage, transport or Release would not result in material Liability to either Company.

(c)	Neither Company is subject to any pending claim and has not received any threat in writing alleging that a Company is in violation of any Environmental Law or any Environmental Permit or has any liability under any Environmental Law.

(d)	There are no Proceedings pursuant to Environmental Laws pending or, to the Companies’ Knowledge, threatened in writing against either Company before any Governmental Authority, and neither Company is subject under any Environmental Law to any Judgment.

(e)	The Companies have provided to Buyer copies of all material environmental reports and assessments in the possession or reasonable control of the Companies, Seller or Parent commissioned since the Lookback Date and relating to the Business or the assets of either Company including Real Property currently used or previously used in the Business.

3.25	Absence of Certain Changes and Events. Since the Latest Balance Sheet Date, except as set forth on Section 3.25 of the Disclosure Schedule, the Companies have conducted the Business in the Ordinary Course and, except as expressly contemplated by this Agreement or any other Seller Transaction Document, there has not occurred any event or group of related events, condition, occurrence, contingency or development that has had, or would reasonably be expected to have, a Material Adverse Effect. Without limiting the generality of the foregoing, since the Latest Balance Sheet Date, there has not been any, and/or the Seller and the Companies have not: (a) change in the independent accountants of the Companies or any change in the accounting methods, principles or practices followed by the Companies (except for any such change required by reason of a concurrent change in GAAP or applicable Law); (b) with respect to any executive, manager, officer, employee, consultant or contractor of the Companies, (i) adoption or termination in any respect, amendment or increase of the payments or benefits of any Employee Benefit Plan, (ii) grant of severance or termination pay, (iii) increase in the compensation or payment of any bonus or (iv) change with respect to compensation or other benefits payable, except, in each of clauses (i) through (iv), in the Ordinary Course, as required by Law or as required by any existing Contract; (c) sale, assignment, transfer, hypothecation, conveyance, lease, license or other disposition of any asset or property of the Companies, except in the Ordinary Course, or mortgage, pledge, or imposition of any Lien on any asset or property of the Companies, except for Permitted Liens and except in the Ordinary Course; (d) split, combined, classified, re-classified, varied the rights attaching to, or taken similar action with respect to any of Equity Interests or proposed the issuance of any other securities in respect of, in lieu of or in substitution for its authorized or issued equity or other Equity Interests; granted any rights to purchase its Equity Interests; issued any Equity Interests; granted any registration rights; purchased, redeemed, retired, or otherwise acquired any of its Equity Interests; or adopted a plan of complete or partial liquidation or passed any resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Companies or declared or paid any dividend or other distribution or payment in respect of its Equity Interests; (e) amended its Governing Documents; (f) damaged, destroyed or lost any material portion of the tangible assets or properties of the Companies, whether or not covered by insurance, in an amount in excess of $5,000; (g) except in the Ordinary Course, amended, renewed, failed to renew, terminated (other than due to any scheduled expiration) or received written notice of termination (other than due to any scheduled expiration) with respect to any Material Contract or entered into any new Material Contract or taken any action that would reasonably be expected to jeopardize the continuance of any of its relationships with any of its Top Customers and/or Top Suppliers; (h) (i) incurred or assumed any Indebtedness in excess of $50,000 in the aggregate, (ii) assumed, guaranteed, endorsed or otherwise became liable or responsible (whether directly, contingently or otherwise) for the Liabilities of any other Person (other than the endorsements of checks in the Ordinary Course) in excess of $50,000 in the aggregate, or (iii) made any loans, advances or capital contributions to, or investment in, any Person, in excess of $50,000 in the aggregate, other than employee travel and expense advances in the Ordinary Course; (i) paid, discharged or satisfied any Liabilities, other than the payment, discharge or satisfaction in the Ordinary Course Liabilities reflected or reserved against in the Latest Balance Sheet or incurred in the Ordinary Course since the Latest Balance Sheet Date; (j) sold, disposed of or surrendered or disaggregated any material license or any portion thereof; (k) accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course; (l) delayed or accelerated payments of any accounts payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course; (m) failed to replenish inventories and supplies of the Companies in the Ordinary Course or entered into any purchase commitment not in the Ordinary Course; (n) made any acquisition of all or any significant part of the assets, capital stock, other Equity Interests, properties, securities or business of any other Person; (o) made any revaluation of any assets of the Business of the Companies or write down or write off of the value of any assets of the Business of the Companies, except in the Ordinary Course; (p) entered into any collective bargaining Contract or any other Contract with any labor union or association representing any group of employees, or been subject to any strike, picket, work stoppage, work slowdown or labor dispute or been subject to any application for certification or union organizing drive; (q) made any capital expenditure or any other investment (or series of related investments), or entered into any Contract or commitment therefor, excluding any purchase of inventory in the Ordinary Course, in excess of $50,000 in respect of any such individual investment or Contract or $75,000 in the aggregate; (r) written down the value of any inventory (including write downs by reason of shrinkage or mark down) or written off as uncollectible any notes or accounts receivable, except in the Ordinary Course; (s) allowed any insurance policy naming the Companies as beneficiaries or loss payee to be cancelled or terminated, or instructed any of the Companies’ insurance carriers to decrease any current policy coverage limits or materially change the terms of such coverage; or (t) agreement by the Companies to do any of the foregoing.

3.26	Products; Product Liability. Except as may be set forth in the Material Contracts, the Companies have not extended to any of its customers any written, non-uniform product warranties, indemnifications or guarantees. There are no Defects in the designs, specifications, or processes as currently in effect with respect to any Product sold or otherwise distributed by the Companies that would reasonably be expected to result in a material liability to the Companies. The Companies are not currently investigating or considering, and since January 1, 2020 the Companies have not investigated or considered, a recall, withdrawal or suspension from the market of any Product that resulted in, or is reasonably expected to result in, aggregate Liabilities in excess of $25,000.

3.27	Directors and Officers of the Companies. Section 3.27 of the Disclosure Schedules sets for a complete and accurate list of the directors, managers and officers of each Company as of the date of this Agreement.

3.28	Banking Relationships. Section 3.28 of the Disclosure Schedule sets forth (a) the names and locations of all banking and lock box accounts of each Company and any safe deposit boxes of each Company and (b) the credit card issuers with whom each Company has an account and, in each case, the names of all Persons authorized to use such accounts or who have access thereto. There are no automatic, periodic or scheduled withdrawals or debits with respect to any of the bank accounts required to be set forth on Section 3.28 of the Disclosure Schedule.

3.29	Insurance. Section 3.29 of the Disclosure Schedule is a true and complete list of (a) all insurance policies and similar arrangements under which the Companies or their current or former directors, officers or other governing persons are loss payees, named insureds or additional insureds (or terms of similar import) including all title, liability (including product liability, directors and officers liability and employment practices liability, property and casualty, worker’s compensation, errors and omissions, cybersecurity and other forms of insurance (including related bonds)) (collectively, the “Scheduled Insurance Policies”), (b) the remaining policy limits under each such policy and (c) each pending claim under each policy and each claim that is no longer pending but had been pending at any time since the Lookback Date. Except as set forth on Section 3.29 of the Disclosure Schedule, no Person other than the Companies is a “named insured” or “additional insured” under any Scheduled Insurance Policy. Such policies cover the assets and risks of the Companies and the Business in a manner consistent with customary practices of companies engaged in businesses and operations similar to those of the Companies. All insurance coverage maintained with respect to each Company is occurrence-based except as otherwise noted on Section 3.29 of the Disclosure Schedule. All Scheduled Insurance Policies are in full force and effect, none of the Companies or any of their Affiliates is in breach or default (including with respect to giving of notices) and all premiums, deductibles and self-insured amounts that have become due and payable have been paid in full. Except as set forth on Section 3.29 of the Disclosure Schedule, none of the Companies or any of their Affiliates has cancelled or received notice of any material increase of the premiums with respect to, cancellation of, non-renewal or threatened cancellation or non-renewal of any Scheduled Insurance Policies without replacement thereof. To the Knowledge of the Seller, all occurrences that could result in coverage under any of the Scheduled Insurance Policies in an amount in excess of $25,000 per claim or $100,000 in the aggregate for multiple claims arising from related occurrences are the subject of claims listed in Section 3.29 of the Disclosure Schedule. None of the pending claims for the benefit of the Companies has been denied by the applicable insurance carrier or is the subject of a reservation of rights letter or similar insurer notification. All of the Occurrence-Based Policies are fully paid-up and not subject to retroactive premiums regardless of claims or loss history. Each Company will be entitled to make claims under the Occurrence-Based Policies to the same extent as if the Transaction and Closing had not occurred.

Article 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller and Parent as set forth below as of the date hereof and as of the Closing:

4.1	Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full limited liability company power and authority to carry on its business as presently conducted, and to own and lease the assets and properties which it owns and leases.

4.2	Power and Authorization; Enforceability.

(a)	Buyer has all requisite right, power, authority and capacity to execute and deliver this Agreement and the other Buyer Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transaction. All necessary limited liability company action has been taken by Buyer to authorize the execution, delivery and performance by Buyer of this Agreement and each other Buyer Transaction Document. Buyer has duly executed and delivered this Agreement and, at or prior to the Closing, will have duly executed and delivered each other Buyer Transaction Document.

(b)	Assuming that this Agreement and each of the Transaction Documents are valid and binding obligations of each of the other parties hereto and thereto, this Agreement is, and each other Buyer Transaction Document, when duly executed and delivered at or prior to the Closing by Buyer, will be, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms, except as enforceability of such obligations may be limited by the Remedies Exception.

4.3	No Violation or Conflict.

(a)	Neither the execution, delivery and performance by Buyer of this Agreement or each of the other Buyer Transaction Documents nor the consummation of the Transaction (with or without the passage of time or the giving of notice, or both) will:

(i)	conflict with, or result in a breach of, the Governing Documents of Buyer;

(ii)	violate or conflict with any Judgments or Laws, in each case, binding upon or applicable to Buyer or by which it or any of its properties or assets are bound or require the consent, approval or action of, filing with or notice to any Governmental Authority or other Person; or

(iii)	violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in, or provide the basis for, the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any Indebtedness or obligation pursuant to, or result in the creation or imposition of any Lien upon any property or assets of Buyer under, any material Contract to which Buyer is a party or by which it or any of its properties or assets are bound;

except, in each case of clauses (i) through (iii), where the failure of any of the above to be true would not reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated by this Agreement.

4.4	Compliance with Laws. Buyer is in material compliance with all applicable Laws and Governmental Authorizations, except where the failure to comply would not reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated by this Agreement.

4.5	Litigation. There are no material unsatisfied Judgments against Buyer or any of its business properties or assets that would reasonably be expected to affect the ability of Buyer to perform its obligations under this Agreement. There is no Proceeding pending or threatened in writing against Buyer which seeks to delay or prevent the consummation of the transactions contemplated by this Agreement by Buyer or would, if successful, be reasonably expected to adversely affect the ability of Buyer to perform its obligations under this Agreement.

4.6	Governmental Consents and Approvals. The execution, delivery and performance by the Buyer of this Agreement and the other Buyer Transaction Documents, and the consummation by the Buyer of the Transaction require no action by or in respect of, or filing with or other Consent of, any Governmental Authority, other than (a) compliance with any applicable requirements of any applicable Antitrust Laws, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Laws, (c) Consents to assignment of certain Contracts by a Governmental Authority, and (d) any action by or in respect of, or filing with or other Consent of, any Governmental Authority the absence of which would not reasonably be expected to prevent, materially impair or materially delay the Buyer’s ability to consummate the Transaction or comply with its obligations under this Agreement and the other Buyer Transaction Documents.

4.7	OFAC; Ownership.

(a)	The Buyer is not named on any list of Persons issued by the Office of Foreign Assets Control (“OFAC”) pursuant to Executive Order 13224 or any other OFAC Lists. The Buyer is not owned by, controlled by, acting for or on behalf of, or providing assistance, support, sponsorship or services of any kind to, or otherwise associated with any of the Persons referred to or described in the OFAC Lists. The Buyer has not conducted business with, or engaged in any transaction with, any Person named on any of the OFAC Lists or any Person included in, owned by, controlled by, acting for or on behalf of, providing assistance, support, sponsorship or services of any kind to, or otherwise associated with any of the Persons referred to or described in the OFAC Lists.

(b)	No foreign Governmental Authority, agency of a foreign Governmental Authority, or representative of a foreign Governmental Authority, no business enterprise or other Person organized, chartered or incorporated under the laws of any country other than the United States or its territories, nor any Person who is not a citizen or national of the United States: (i) owns a voting interest in Buyer sufficient to elect, or is otherwise entitled to representation on, Buyer’s governing board; (ii) has or will have the ability to access classified information in the possession of any cleared facility of any Subsidiary of the Buyer; or (iii) has the power, direct or indirect (whether or not exercised, and whether or not exercisable through the ownership of Buyer’s securities, by contractual arrangements or other means), to direct or decide matters affecting the management or operations of Buyer (the affiliations described in clauses (i), (ii) or (iii), “Foreign Interests”), in a manner that may result in unauthorized access to classified information or may adversely affect the performance of classified contracts. No fact or circumstance related to the Buyer or its ownership would preclude or delay national security classification clearance approval sufficient to perform its obligations under this Agreement. The Buyer (and each Affiliate thereof that will employ employees who work for one or more of the Companies as of the date hereof) holds (or as of Closing will hold) a facility security clearance as necessary to sponsor each employee.

(c)	Except as otherwise listed on Section 4.7(c) of the Disclosure Schedule, neither the Buyer nor any of its Affiliates has any direct or indirect Foreign Interests.

4.8	U.S. Person; CFIUS. Buyer is a “U.S. Person” within the meaning of 22 C.F.R. § 120.16. There are no facts pertaining to Buyer or its Affiliates that would reasonably be expected to require delivery by Buyer of a notice or declaration to the Committee on Foreign Investment in the United States in connection with the Transaction.

4.9	Brokers and Finders. No broker, investment banker, financial advisor, finder, agent or other intermediary has acted on Buyer’s behalf in connection with this Agreement or any of the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any Contract with Buyer or any action taken by Buyer.

4.10	Investment. Buyer is acquiring the Seller Interest for its own account, for investment only, and not with a view to any resale or public distribution thereof. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Seller Interest and is capable of bearing the economic and other risks of such investment. Buyer acknowledges that (a) such Seller Interest has not been registered under the Securities Act of 1933, as amended, or any state securities laws, (b) there is no public market for such Seller Interest and there can be no assurance that a public market will develop, and (c) it must bear the economic risk of its investment in such Seller Interest for an indefinite period of time. As of the Closing, Buyer will be an “Accredited Investor” within the meaning of the Securities and Exchange Commission Rule 501 of Regulation D of the Securities Act of 1933, as presently in effect. Buyer is not acting as agent or representative of another party and has no current plan or intention to resell any of the Seller Interest or the assets or business of the Companies to another Person.

4.11	Sufficient Funds; Solvency. The Buyer will have at the Closing, sufficient funds to consummate the Transaction, including payment by Buyer of the Estimated Cash Purchase Price at the Closing and any fees and expenses of or payable by the Buyer (or, following the Closing, the Companies), and to pay all other amounts payable by the Buyer at the Closing and to perform its obligations hereunder following the Closing. Immediately after giving effect to the Transaction, the Buyer will be solvent and will (a) be able to pay its debts as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of the Buyer.

4.12	Tax and Legal Matters. Buyer has reviewed with Buyer’s own tax advisors and legal counsel the tax and other consequences of the Transaction and the legal effects thereof before Buyer’s execution and delivery of this Agreement and each other Buyer Transaction Document. Buyer has relied solely on its own advisors and not on any statements or representations by any one or more of the Seller Parties or any of their respective Representatives, except for the representations and warranties of Seller in Article 2 and Article 3. Buyer agrees that it has been advised to consult with its own tax and legal counsel in connection with the foregoing.

4.13	Governmental Authorizations. Assuming the accuracy of the Seller’s representations in Article 2 and Article 3, the Buyer will have obtained on or before the Closing all Consents from Governmental Authorities necessary for it to own, lease and operate and to carry on the Business.

4.14	R&W Policy. On or prior to the date of this Agreement, the Buyer (or one or more of its Affiliates) will have obtained or will obtain a “conditionally bound” representation and warranty insurance policy substantially in the form attached hereto as Exhibit D and having the coverage, retention and premium amounts set forth therein (the “R&W Policy”) with respect to the representations and warranties of Seller contained in Article 2 and Article 3 of this Agreement, and such R&W Policy will be fully bound and in effect in all respects in accordance with its terms as of the Closing. On or prior to the Closing Date, or as otherwise provided in the corresponding binder to the R&W Policy, the Buyer will pay, or will cause to be paid, the full amount of all premium and other costs, fees or expenses (including all underwriting fees and such insurer’s due diligence and other legal fees) set forth in the R&W Policy. The R&W Policy will include a full and complete waiver of all rights of subrogation and any form of recourse or right of action against the Seller and/or the Parent, except to the extent arising from Actual Fraud by the Seller. From and after the Closing Date and until the expiration of the R&W Policy, the Buyer and its Affiliates will not amend, waive, or otherwise modify the foregoing subrogation waiver contained in the R&W Policy in any manner that adversely affects the Seller and/or the Parent or their respective Affiliates, without the Parent’s prior written consent.

Article 5
CERTAIN COVENANTS OF THE PARTIES

5.1	Efforts; Consents; Governmental Filings.

(a)	Subject to Section 5.1(e) and the terms and conditions of this Agreement, each of the Seller Parties and the Buyer will use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied and to consummate and make effective the Transaction, including using reasonable best efforts in (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all Consents and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate and make effective the Transaction (whether or not such Consents and other confirmations are conditions to the consummation of the Transaction pursuant to Article 7 and Article 8), preparing and submitting any required notices related to registrations and/or Permits of the Companies that may be necessary as a consequence of the Transaction, and any other necessary or advisable Consents of a Governmental Authority under applicable Laws, including any requirements under the HSR Act for the Transaction or the approval of the Buyer as the purchaser of the Business or the Sierra Interest (such Consents, the “Governmental Consents”), and (iii) executing and delivering any additional instruments necessary or advisable to promptly obtain the Governmental Consents and/or to consummate the Transaction; provided, (A) neither the Seller, the Seller Parties, nor the Buyer will be required to pay any fees or other payments to any such Governmental Authority or other third party in order to obtain any such Consent (other than filing fees that are imposed by Law), (B) this Section 5.1(a) is not intended to, and will not, increase or expand the obligations of any Party that are more specifically covered in other Sections of this Agreement and (C) neither the Seller, the Seller Parties nor the Buyer will be required to commence, threaten to commence or defend any litigation against a third-party or Governmental Authority in connection with its obligations under this Section 5.1. Subject to Section 5.1(e), the Buyer will not enter into any acquisition or other agreement, make any announcement with respect to any transaction (except as required pursuant to applicable Law or the rules of any applicable stock exchange) or take any other action that could reasonably be expected to have the effect of preventing, materially impairing, materially delaying or impeding the receipt of any Consents.

(b)	The Seller Parties and the Buyer agree (i) to make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates with the applicable Governmental Authority with respect to the Governmental Consents as promptly as practicable and, in any event, within 10 Business Days after the date hereof in the case of all filings required under the HSR Act and (ii) to supply promptly any additional information and documentary material that may be requested in connection with the Governmental Consents (including, in the case of the Buyer, to promptly make available to the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, and any other applicable Governmental Authority information and appropriate personnel in response to any queries made by them that are raised in connection with the Governmental Consents, which may include information regarding this Agreement, the Buyer’s capabilities as the potential purchaser of the Business, or other matters). None of the Seller Parties or the Buyer will, nor will the Seller Parties or the Buyer permit any of their respective Affiliates to, without the other Party’s prior written consent, enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to the Transaction under the HSR Act or any other applicable Antitrust Law. In the event that the Parties receive a request for additional information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to submit an appropriate response to, and to certify substantial compliance with, such Second Request as promptly as practical after the date of receipt of such Second Request, and counsel for both Buyer and the Seller Parties will closely cooperate during the entirety of any such Second Request review process.

(c)	If any objections are asserted with respect to the Transaction under any Antitrust Law or if any Action is instituted or threatened by any Governmental Authority or any private party challenging the Transaction as violative of any Antitrust Law, each of the Seller Parties and the Buyer will use its reasonable best efforts to promptly resolve such objections. In this case, the Seller Parties and the Buyer agree that “reasonable best efforts” will not include an obligation of any Party or its Affiliates to sell, lease, license or otherwise dispose of any assets or businesses.

(d)	Subject to applicable Law or order, each of the Buyer and the Seller Parties will, to the extent permitted by the relevant Governmental Authority, promptly disclose to the other Party, and provide copies to the other Party of, all correspondence, filings or communications between such Party or any of its representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, relating to the matters that are the subject of this Agreement and the Transaction. The Buyer and the Seller Parties will, to the extent permitted by the relevant Governmental Authority, permit the other Party to review in advance any proposed correspondence, filings or communication by the Buyer to any Governmental Authority relating to the matters that are the subject of this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation, projections, business plans or prospects of the Business, (ii) as necessary to address reasonable attorney-client or other privilege concerns; provided, that the Buyer and the Seller Parties will use their reasonable best efforts to enter into such joint defense agreements or other arrangements with the other Party, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney-client or other privilege, and (iii) as necessary to otherwise comply with contractual arrangements or applicable Law. The Buyer and the Seller Parties will (A) not agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry related to the Transaction unless it, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting and (B) consult with the other Party’s counsel with respect to, or give the other Party’s counsel the opportunity to attend, that portion of any meeting with any Governmental Authority in which the valuation, projections, business plans or prospects of the Business are discussed. Subject to the Confidentiality Agreement, each of the Seller Parties and the Buyer will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking the Governmental Consents.

(e)	Notwithstanding anything in this Agreement to the contrary, (i) the Seller Parties will have no obligation to alter or in any way change the composition of the Business, or otherwise agree to any modification to this Agreement or any other Transaction Documents, and (ii) the Seller Parties will not be required to request a Consent from any third party if such Consent is not material to the Business, taken as a whole, and the Seller reasonably believes that such request would materially adversely affect the Seller’s or any Seller Parties’ relationships with such third party with respect to any of Seller’s or any of the other Seller Parties’ businesses other than the Business.

(f)	Promptly after the date hereof, Parent or the Seller will file, after consultation with and approval from Buyer, which approval shall not be unreasonably withheld, one or more additional federal trademark applications for the “X BULLET” Trademark (currently federal Reg. No. 1632289) with the United States Patent and Trademark Office to take reasonable steps to ensure uninterrupted registration for that Trademark. Parent or the Seller will also take all reasonable actions and execute all documents reasonably required, after consultation with and approval from Buyer, which approval shall not be unreasonably withheld whether before or after the Closing, that may be reasonably necessary to confirm Barnes’ exclusive ownership of the Trademarks “MATCHKING” (currently federal Reg. No. 1741187) and “SPORTS MASTER” (currently federal Reg. No. 1741188) and to reasonably ensure uninterrupted federal registration of such Trademarks. Parent will promptly, whether before or after the Closing, provide Buyer with all filings and material correspondence with the United States Patent and Trademark Office. In addition, neither Parent nor Seller will abandon, cancel, fail to maintain or otherwise dispose of, any of the Companies’ Owned Intellectual Property set forth on Schedule 3.11(b) of the Disclosure Schedules.

5.2	Conduct of the Business.

(a)	From the date hereof until the Closing Date, the Seller Parties will, and will cause the Companies to:

(i)	use commercially reasonable efforts to carry on the Business of the Companies in the Ordinary Course and substantially in the same manner as previously conducted, including its cash management practices;

(ii)	maintain, carry on and preserve intact their current business organization and operations and maintain and preserve its assets, relationships and goodwill with clients, employees vendors, and other key Persons with whom the Companies have contractual or existing commercial relations in substantially the same manner as such relationships existed immediately prior to the date of this Agreement, including enforcing and not waiving any rights or wasting any assets;

(iii)	perform obligations under any Material Contract to which any of them is a party or by which it is bound, including making all payment obligations and commitments in the Ordinary Course, consistent with past practice;

(iv)	comply with applicable Laws;

(v)	notify the Buyer of any material changes or developments in the Business of the Companies;

(vi)	[reserved];

(vii)	[reserved];

(viii)	not issue, sell, assign or pledge, or authorize or propose the issuance, sale, assignment or pledge of (A) additional equity interests of the Companies, or securities convertible into or exchangeable for any such Equity Interests, or any rights, warrants or options to acquire any such equity interests or securities convertible into or exchangeable for such equity interests or (B) any other securities in respect of, in lieu of, or in substitution for equity interests of the Companies outstanding on the date hereof;

(ix)	not adjust, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any outstanding equity interests of the Companies or make any other change with respect to its capital structure;

(x)	not declare, set aside or pay any non-cash dividend or other non-cash distribution in respect of Equity Interests of the Companies;

(xi)	not adopt any amendment to, or otherwise modify or amend, the organizational documents of the Companies or amend the terms of any equity interests of the Companies;

(xii)	not incur, create, assume, guarantee or otherwise become obligated with respect to any Indebtedness or incur, create or assume, or permit the incurrence, creation or assumption of, any Lien on the assets or properties of the Companies (including any material Companies’ Owned Intellectual Property), except for Permitted Liens;

(xiii)	except as required by Law or the terms of an Employee Benefit Plan in effect as of the date hereof, not (A) grant any increase in or acceleration of the salaries or wages payable, or in the compensation or benefits provided under any Employee Benefit Plan or otherwise, to any current or former employees or individual service providers of the Companies, except for increases in the Ordinary Course for employees or individual service providers of the Companies with annual base compensation of less than $100,000, (B) amend, adopt, establish, agree to establish, enter into or terminate any Employee Benefit Plan, (C) hire, promote, or engage any new employee or individual service provider of the Companies with annual base compensation in excess of $100,000, or (D) terminate the employment or engagement of any employee or individual service provider of the Companies with annual base compensation in excess of $100,000 other than for “cause”;

(xiv)	not enter into any collective bargaining, work council, or similar labor agreements;

(xv)	except in the Ordinary Course, not sell, lease, license, transfer or otherwise dispose of, any of the property or assets of the Companies, including any Companies’ Owned Intellectual Property;

(xvi)	not acquire, lease or license any Owned Real Property;

(xvii)	not (A) make any loans, advances or capital contributions, except advances for travel and other normal business expenses to officers and employees in the Ordinary Course, or (B) waive, release or forgive any loan or amount otherwise owed to the Companies;

(xviii)	not enter into, or become subject to, any Contract that if entered into before the Effective Date would be a Material Contract or materially amend, waive any material right under or voluntarily terminate any Material Contract (in each case, other than (A) terminations of Contracts as a result of the expiration of the term of such Contracts or the default or breach of any counterparty thereto, (B) renewals of Contracts in the Ordinary Course and (C) purchase orders for the sales of inventory and purchase of supplies in the Ordinary Course);

(xix)	not acquire any business or material asset of any other Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(xx)	not adopt a plan of complete or partial liquidation, dissolution, restructuring or recapitalization;

(xxi)	not merge, combine or consolidate with any Person;

(xxii)	not (i) make, change, revoke or rescind any material election relating to Taxes, including any entity classification election for U.S. federal income tax purposes, (ii) make any material amendment with respect to any material Tax Return, (iii) agree to an extension or waiver of the statute of limitations with respect to the assessment of any material Tax, (iv) settle or compromise any material Tax liability, (v) execute any closing agreement relating to a material amount of Tax with any Governmental Authority or (vi) surrender any right to claim a material Tax refund, except, in each case, for actions required by Law;

(xxiii)	not cancel, modify or reduce any insurance coverage other than with respect to any Employee Benefit Plan in the Ordinary Course; and

(xxiv)	not settle, compromise, waive or release any Proceeding.

(b)	Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement will give the Buyer, directly or indirectly, rights to control or direct the business or operations of Seller prior to the Closing. Prior to the Closing, Seller will exercise, consistent with the terms and conditions of this Agreement, control of its businesses and operations.

5.3	Access to Information.

(a)	From the date of this Agreement, each of Parent and Seller will provide the Buyer and its Representatives reasonable access to the properties, books and records and management of the Companies with respect to the transactions contemplated by this Agreement. Each of Parent and Seller agrees to furnish, or cause the Companies to furnish, the Buyer with such financial and operational data and other information with respect to the Business and the assets of the Companies as the Buyer may from time to time reasonably request. Any information made available to the Buyer or its Representatives in accordance with this Section 5.3(a) will be subject to the terms of the Confidentiality Agreement, and such information will be held by the Buyer and its Representatives in accordance with the terms of the Confidentiality Agreement. For the seven-year period from and after the Closing Date, subject to Section 5.4(c), Buyer will, and will cause its Affiliates to, upon reasonable notice by Seller or its Affiliates to Buyer, (i) provide to Seller and its Affiliates and their respective Representatives reasonable access during reasonable working hours to properties, information, data, books, records, employees and auditors of the Companies with respect to matters that occurred before Closing for purposes of preparing tax returns, handling tax audits, financial reporting and compliance with laws or regulators, (ii) permit Seller and its Affiliates and their respective Representatives to make such copies and inspections of any such information, data, books, and records as any of them may reasonably request during reasonable hours to the extent reasonably required by Seller, and at Seller’s expense, (iii) make reasonably available to Seller and its Affiliates and their respective Representatives, the officers, employees and other Representatives of the Companies and to provide reasonable assistance and cooperation in the review of information described in this Section 5.3(a), and (iv) cooperate with Seller and its respective Affiliate and its respective Representatives to the extent reasonably necessary or appropriate in connection with any Proceeding arising out of the Business, in each case other than with respect to any Proceeding involving disputes (y) between Buyer or any other Indemnified Party, on the one hand, and Seller or Parent, on the other hand or (z) for which Buyer or any other Indemnified Party seeks indemnification hereunder.

(b)	Notwithstanding anything to the contrary in Section 5.3(a), (i) access and inspection rights pursuant to Section 5.3(a) will be exercised in such manner as not to interfere unreasonably with the conduct of the Business or any other business of the Party granting such access, (ii) the Party granting access may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined in writing by such Party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as reasonably determined in writing by such Party’s counsel, would reasonably be expected to conflict with applicable Laws or agreements with Governmental Authorities, (iii) no Party or any of its Affiliates or their respective Representatives will have any obligation to provide the other Party, its Affiliates or their respective Representatives access to any personnel records of such Party relating to individual performance or evaluation records, medical histories, or other information in personnel records to the extent that providing such access would constitute a breach of Law and (iv) the Party requesting access or cooperation pursuant to Section 5.3(a) will reimburse the other Party promptly for all reasonable and documented out-of-pocket costs and expenses incurred by the other Party in connection with any such request made after the Closing.

5.4	Confidentiality; Books and Records.

(a)	The Confidentiality Agreement will automatically terminate as of the Closing.

(b)	From and after the Closing, (i) the Seller Parties will, and will cause their respective Affiliates and Representatives to, maintain in confidence (and therefore not disclose or use) any written, oral or other information belonging or relating to either Company obtained prior to the Closing or after Closing pursuant to the access, inspection and cooperation provisions in Section 5.3(a) and (ii) Buyer will, and will cause its Affiliates and Representatives to, maintain in confidence any non-public written, oral or other information of or relating to Seller or its Affiliates (other than the Companies) obtained by Buyer from Sellers or its Affiliates prior to Closing, except, in each case, to the extent that the applicable Party is required to disclose such information by judicial or administrative process or pursuant to applicable Law or such information is in the public domain through no fault or breach of the applicable Party or its Affiliates or Representatives.

(c)	Subject to Section 5.4(a) and Section 5.4(b), for the seven-year period beginning on the Closing Date, Buyer agrees to apply preservation and retention policies with respect to the Companies’ pre-Closing tax-related books and records that are no less stringent in the aggregate than those generally applied by Buyer to its own books and records, provided the same shall be no less than a reasonable degree of care, and provide access to such books and records as provided in Section 5.4(b).

(d)	Prior to the Closing, the Buyer will not communicate with the employees, suppliers and customers of Seller, Parent, the Companies, or the Business with respect to this Agreement and the Transaction without first obtaining the prior consent of the Seller, which consent may require that the communication be undertaken jointly with the Seller.

5.5	Restrictive Covenants. The Parties agree that Buyer is relying on the covenants and agreements set forth in this Section 5.5, that without such covenants Buyer would not enter into this Agreement or consummate the Transaction and that the purchase price is sufficient consideration to make the covenants and agreements set forth herein enforceable.

(a)	Non-Competition by Parent. During the Restriction Period, Parent will not, directly or indirectly, and will cause its Subsidiaries not to, directly or indirectly, as an employee, employer, consultant, agent, principal, partner, stockholder, officer, director, investor, lender, financier or broker, or in any other individual or representative capacity, engage or participate or plan or prepare to engage or participate in the Business or assist any Person in engaging or participating or planning or preparing to engage or participate in the Business, in each case in the United States of America, Europe, Mexico, Canada or any other geographic area where the Companies (directly or through OEMs) are engaging in the Business immediately prior to the Closing or in which the Products are marketed immediately prior to the Closing or through the investment of capital, lending of money or property, rendering of services or capital, or otherwise, in any enterprise engaging in a business competitive with the Business or otherwise compete with the Companies; provided, however, that nothing in this Section 5.5(a) will prohibit Parent and/or its Subsidiaries from owning five percent (5%) or less of the stock of any Person listed on a national securities exchange or traded in the over-the-counter market.

(b)	Non-Solicitation by Parent. During the Restriction Period, Parent will not, directly or indirectly, and will cause its Subsidiaries not to, directly or indirectly, (i) hire, recruit or solicit any officers, directors, senior executives or other employees of the Companies to become employed or engaged by any other Person or to terminate any such Person’s employment or consulting relationship with Buyer or, after the Closing, the Companies; provided, however, that the foregoing will not prohibit (x) any general advertisements or solicitations of employment by Parent or its Subsidiaries not specifically directed to officers, managers, employees or contractors of the Companies, Buyer or their respective Affiliates or (y) recruiting, soliciting or hiring any such Person that is no longer employed by the Buyer, the Companies or their respective Affiliates and has not been so employed for at least twelve (12) months, or (ii) (a) solicit any existing customers of the Companies for purchases of products, information, or services that are within the scope of the Business, (b) divert or attempt to divert any business, supplier, account or customer of the Companies (or otherwise cause such business, supplier, account or customer to curtail, reduce or terminate their business relationship with the Companies) or (c) take any other action that is reasonable likely to cause injury to the relationship between the Companies and their respective employees, customers, accounts, suppliers or other business associates.

(c)	Blue-Pencil. If any court of competent jurisdiction will, at any time, deem the term of any particular restrictive covenant contained in this Section 5.5 too lengthy or the scope too broad, the other provisions of this Section 5.5 will nevertheless stand, and the covenant, as determined by a court of competent jurisdiction, will be deemed reformed such that the term will be deemed to be the longest period permissible by Law under the circumstances and the scope will be as broad as permissible by Law under the circumstances. The court of competent jurisdiction in each case will reduce the term and/or scope covered to permissible duration or breadth.

(d)	Remedies. Parent represents that it is familiar with the covenants not to compete or solicit contained herein and is fully aware of its obligations hereunder. Parent further agrees that the length of time and scope are reasonable given the benefits it has received hereunder. Parent further acknowledges and agrees that the covenants set forth in this Section 5.5 are necessary for the protection of Buyer’s business interests, including the goodwill and confidential information being transferred by reason of the Transaction, that irreparable injury may result to Buyer if Parent breaches any of the terms of this Section 5.5, and that in the event of an actual or threatened breach by Parent of any of the provisions contained in this Section 5.5, Buyer will have no adequate remedy at Law. Parent accordingly agrees that in the event of any actual or threatened breach by Parent of any of the provisions contained in this Section 5.5, Buyer will be entitled to seek injunctive and other equitable relief, and Parent further agrees to waive any requirement for the posting of any bond or other security in connection with such remedy. Such remedy will not be deemed to be the exclusive remedy for breach of the provisions contained in this Section 5.5 but will be in addition to all other remedies available at law or in equity to Buyer. Nothing contained herein will be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove. Parent will be liable for any breach by its Subsidiaries of this Section 5.5.

5.6	Tax Matters.

(a)	Books and Records; Cooperation. Buyer and Seller will, and will cause their respective Representatives to, (i) provide the other Party and its Representatives with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any Taxing Authority or Proceeding relating to Taxes with respect to the Companies and (ii) retain (until the expiration of the statute of limitations of the taxable periods to which the Tax Returns relate), and provide the other Party and its Representatives with reasonable access to, all records or information that may be relevant to such Tax Return (including analysis regarding any Tax refunds or Tax benefits), audit, examination or proceeding, provided, that, the foregoing will be done at the expense of the Party making such request and in a manner so as not to interfere unreasonably with the conduct of the business of the Parties.

(b)	Tax Returns. Seller will prepare, or cause to be prepared, all Tax Returns for any affiliated, consolidated, combined or unitary groups of which any of the Companies are members along with Seller or any of its Affiliates (other than the Companies) (the “Affiliated Group Tax Returns”). With regard to Tax Returns for the Companies other than the Affiliated Group Tax Returns, (i) Seller will prepare, or cause to be prepared, all Tax Returns for any Pre-Closing Tax Period (the “Pre-Closing Tax Returns”) and (ii) Buyer will prepare, or cause to be prepared, all Tax Returns for any Straddle Period (the “Straddle Period Tax Returns”). Except as required by applicable Law and except for changes required due to the Section 336(e) Election, any such Pre-Closing Tax Returns or Straddle Period Tax Returns will be prepared consistent with the past practices of the Companies. Not less than twenty (20) days prior to the due date of any Pre-Closing Tax Return due after the Closing Date or any Straddle Period Tax Return that is prepared pursuant to this Section 5.6(b), a copy of the Pre-Closing Tax Return or Straddle Period Tax Return proposed to be filed will be delivered to Buyer or Seller, as applicable, for its review, comment and approval (which approval will not be unreasonably withheld, conditioned or delayed). Seller shall pay, or cause to be paid, to Buyer within five (5) days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes, if any, which relates to the portion of such Tax period ending on the Closing Date, after taking into account, and without duplication of, any Taxes that were included in Closing Indebtedness or Closing Working Capital.

(c)	Straddle Period. For all purposes of this Agreement, in the case of any Straddle Period, the amount of any Taxes of any of the Companies not based upon or measured by income or gain, proceeds, receipts, activities, or transactions for the Pre-Closing Tax Period portion of such Straddle Period, will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes for a Straddle Period that relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the end of the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes, other than with respect to depreciation or amortization deductions attributable to property placed in service following the Closing Date or arising in connection with the transactions contemplated by this Agreement) will be apportioned on a daily basis. For the avoidance of doubt, all Taxes that would not have been imposed but for the Section 336(e) Election will be allocated to the Pre-Closing Tax Period.

(d)	Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes (including any penalties and interest) imposed in connection with the Transaction (excluding any income Taxes, however denominated) (“Transfer Taxes”) will be borne and paid equally by the Buyer, on the one hand, and the Seller, on the other hand, including, without limitation, any Transfer Taxes attributable to the deemed sale or transfer of the Real Property, if any.

(e)	Tax Reporting. Seller will not report on any Tax Return a deemed payment to the Buyer or deduction in connection with the transactions contemplated by this Agreement, including under James M. Pierce Corp. v. Comm., 326 F.2d 67 (8th Cir. 1964), Rev. Rul. 68-112, 1968-1 CB 62, or any similar authority, with respect to any prepaid amount received by the Companies, the Seller or its Affiliates on or prior to the Closing Date with respect to the Business or any assets of the Companies that has been deferred pursuant to Section 451 of the Code or the Treasury Regulations promulgated thereunder.

(f)	Tax Refunds. Seller will be entitled to all Tax refunds and credits in lieu of a Tax refund (and any interest thereon but net of any cost to Buyer and its Affiliates attributable to the obtaining and receipt of such refund) of the Companies relating to any Pre-Closing Tax Period, including the portion of a Straddle Period ending on and including the Closing Date, which refund is actually received by Buyer after the Closing Date, except to the extent, if any, that such refund or credit is included in the Closing Statement. Any such Tax refunds or credits received after the Closing by Buyer or any of its Affiliates (including the Companies) will be remitted by Buyer to Seller within five (5) Business Days of the receipt of such refund or credit.

(g)	Post-Closing Actions. Except as required by applicable law, after the Closing, without the prior written consent of Seller, which consent will not be unreasonably withheld, conditioned or delayed, Buyer will not, and will not permit any of its Affiliates (including the Companies) to, (i) re-file, amend or otherwise modify any Tax Return of the Companies for any Pre-Closing Tax Period or (ii) voluntarily approach any Taxing Authority regarding any Taxes or Tax Returns of any of the Companies for any Pre-Closing Tax Period.

(h)	Tax Contests. After the Closing, Buyer will promptly notify Seller in writing upon the commencement of any Tax audit, suit, action or proceeding (each, a “Tax Contest”) involving one or more of the Companies, with respect to a tax period closing on or before the Closing Date or a Straddle Period. Seller will have the right to control the defense of a Tax Contest for a tax period closing on or before the Closing Date, which control will include, subject to the immediately following sentence, the right to settle, compromise or concede such Tax Contest and the right to employ counsel of its choice at its expense, provided, however, that Seller will keep Buyer apprised of developments relating to such Tax Contest, will provide Buyer with copies of all correspondence from any Taxing Authority relating to such Tax Contest, and will conduct the defense of such Tax Contest diligently and in good faith. Seller will not settle, compromise or concede a Tax Contest to the extent it would adversely affect the Tax liability of Buyer or any of the Companies for any tax period beginning after the Closing Date without the prior consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed. Buyer will have the right to control the defense of a Tax Contest for a Straddle Period, which control will include, subject to the immediately following sentence, the right to settle, compromise or concede such Tax Contest and the right to employ counsel of its choice at its expense, provided, however, that Buyer will keep Seller apprised of developments relating to such Tax Contest, will provide Seller with copies of all correspondence from any Taxing Authority relating to such Tax Contest, and will conduct the defense of such Tax Contest diligently and in good faith. Buyer will not settle, compromise or concede such a Tax Contest without the prior consent of Seller, which consent will not be unreasonably withheld, conditioned or delayed. Seller will have the right to participate in the defense of any such Tax Contest and to employ counsel of its choice at its expense.

(i)	Allocation Statement.

(i)	The consideration paid for the Sierra Interest (including the amount of any assumed liabilities of the Companies for U.S. federal income tax purposes and any other amounts treated as consideration in the transactions contemplated herein for U.S. federal income Tax purposes) will be allocated among the assets of the Companies in accordance with the principles of Sections 336 and 1060 of the Code and the Treasury Regulations promulgated thereunder and based on fair market value unless another allocation methodology is required by the Code.

(ii)	Within 30 days after the Determination Date, Buyer shall prepare and deliver to Seller a statement (the “Final Allocation Statement”) reflecting the allocation of the Closing Date Purchase Price, based on the Initial Allocation Statement and adjusted to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes, among the assets of the Companies. Within 30 days following the receipt by Seller of the Final Allocation Statement, Seller shall review and submit to Buyer in writing any objections or proposed changes to the Final Allocation Statement (an “Objections Notice”). Unless Seller submits an Objections Notice on or before the expiration of such 30 day period, the Final Allocation Statement prepared and delivered to Seller pursuant to this Section 5.6(i) shall be deemed agreed upon by the Parties and shall be deemed conclusive. In the event that Seller submits an Objection Notice, the dispute resolution provisions of Section 1.4 shall apply.

(j)	Election Under Section 336(e). Seller and Buyer hereby agree to make, or cause to be made, a timely and effective joint election under Section 336(e) of the Code and under any applicable similar provisions of state or local law for each of Sierra and Barnes in connection with the purchase of the Sierra Interest (all such elections being referred to collectively as the “Section 336(e) Election”). To facilitate such Section 336(e) Election, Buyer shall prepare Internal Revenue Service Form 8883, required schedules thereto, a Section 336(e) Election statement that includes all the information set forth in Treasury Regulations Section 1.336-2(h) and any similar forms necessary to effectuate the Section 336(e) Election under applicable state and local laws (collectively, the “Section 336(e) Election Forms”). Parent and Seller shall cooperate with Buyer in the preparation of the Section 336(e) Election Forms and shall deliver duly completed, executed copies thereof on the Closing Date. Buyer and Seller shall cooperate with each other and take all actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules, and other documents as may be required) to effect and preserve the Section 336(e) Election in accordance with Section 336 of the Code and the Treasury Regulations thereunder and comparable provisions of applicable state and local Tax laws and shall take no action inconsistent therewith except to the extent required pursuant to a “determination” as defined in Section 1313(a) of the Code or any similar provision of any state, foreign or local law.

5.7	Employee Matters.

(a)	Employment Terms and Benefits. With respect to the employees who are employed by the Companies as of the Closing Date (the “Continuing Employees”), for a period extending until the earlier of the termination of a Continuing Employee’s employment by the Buyer or its Affiliates or one (1) year following the Closing Date (or, with respect to continuation of bonus or commission opportunity, until the end of calendar 2023), Buyer agrees that each Continuing Employee will be provided with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to each such Continuing Employee immediately prior to the Closing Date (assuming the Companies do not have, and therefore excluding, defined benefit pension, retiree medical, deferred compensation, severance, and equity or equity-based compensation benefits); provided, that Buyer will only be obligated to provide such compensation and benefits to the extent Buyer has received copies of the Employee Benefit Plans pursuant to which such compensation and benefits are provided in accordance with Section 3.13(a). Nothing in this Agreement will change the “at-will” status of any at-will employee or otherwise require Buyer or the Companies to continue to employ any particular employee of the Companies following the Closing Date.

(b)	Service Credit. Buyer will take commercially reasonable efforts to ensure that, as of the Closing Date, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined-benefit pension plan), for service with Seller, the Companies or any Affiliates (or predecessor employers to the extent such past service credit is provided under the applicable Employee Benefit Plans) under each of the comparable employee benefit plans of the Companies, Buyer or its Affiliates in which such Continuing Employee becomes a participant; provided, however, that no such service recognition will result in any duplication of benefits. As of the Closing Date, Buyer or its Affiliates will assume the amount of vacation time that each Continuing Employee had accrued under any applicable employee benefit plan as of the Closing Date. With respect to each health or welfare benefit plan maintained by Buyer or its Affiliates for the benefit of any Continuing Employee, Buyer will use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar employee benefit plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by the Companies, Buyer or its Affiliates for the plan year in which the Closing Date occurs.

(c)	COBRA. Buyer or its Affiliates will bear and be responsible for all liabilities and obligations to provide any former employees of the Companies or any Continuing Employees who terminate employment after the Closing Date with COBRA continuation coverage in accordance with the requirements of Section 4980B of the Code and any applicable state Law.

(d)	Sick Pay and Disability. The Buyer shall be solely responsible for sick pay and disability (whether long-term or short-term) coverage of all Continuing Employees on and after the Closing, even if the incident or circumstance giving rise to such coverage occurred prior to the Closing, provided the employee is not demonstrated to be in the short-term disability elimination period on the Closing.

(e)	Seller Plans. Except for the Assumed Plans listed in Section 5.7(e) of the Disclosure Schedule, effective as of the Closing Date, the Companies will cease to be participating employers in any Employee Benefit Plans sponsored by Seller, and the Continuing Employees will have no further rights to participate in such Employee Benefit Plans as active employees after the Closing Date. Buyer and its Affiliates will have no liability under any such Employee Benefit Plans sponsored by Seller, are not adopting, assuming or maintaining any Employee Benefit Plan sponsored by Seller and will be indemnified and held harmless by Seller against and in respect of any and all Losses arising out of the Employee Benefit Plans sponsored by Seller.

(f)	WARN Act. The Buyer will be responsible for all Liabilities under the WARN Act resulting from or arising after the Closing. The Buyer agrees that it will be solely responsible for any Liabilities created if either the Buyer or its Affiliates take any action that will cause the notice provision of any such Law to become applicable.

(g)	Third Party Beneficiaries. Without limiting the generality of Section 10.15, the undersigned acknowledge and agree that all provisions contained in this Section 5.7, are included for the sole benefit of the Seller Parties, the Buyer and their respective Affiliates, and that nothing in this Section 5.7, whether express or implied, will create any third party beneficiary or other rights in any other Person, including any Continuing Employee or any other employee, former employee, or participant in any employee benefit plan or compensation arrangement (or any spouse, dependent or other beneficiary thereof), of the Seller Parties, the Buyer or their respective Affiliates, except as otherwise provided in Section 5.8 or Section 10.15.

(h)	Miscellaneous. Nothing contained in this Agreement, whether express or implied, will (i) be treated as an amendment of any Employee Benefit Plan or other benefit plan maintained by Seller, Buyer or any of their respective Affiliates, or will be construed to prohibit Seller, Buyer or any of their respective Affiliates from amending or terminating any such Employee Benefit Plan or other benefit plan, (ii) except as expressly provided herein or under applicable Law, limit the right of Seller, Buyer or any of their respective Affiliates to terminate, or cause to terminate, the employment of any Person, (iii) except as expressly provided herein or under applicable Law, obligate the Buyer or any of its Affiliates to (a) maintain any particular benefit plan or compensation arrangement or (b) retain the employment, or terms of employment, of any particular employee, after the Closing.

5.8	Directors’ and Officers’ Protection.

(a)	Buyer will cause the Companies to assume, and the Companies hereby assume the obligations with respect to all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date in favor of the members of Sierra and the current or former directors, managers, officers or other employees or agents of the Companies currently indemnified by any one or both of the Companies (collectively, the “Covered Persons”) as provided in the Governing Documents of the Companies as in effect immediately prior to the Closing, and such obligations will survive the consummation of the Transaction and will continue in full force and effect in accordance with their terms for not less than six (6) years from the Closing Date. Notwithstanding anything to the contrary otherwise herein provided, for a period of six (6) years after the Closing Date, Buyer and its Affiliates will not, and will not permit any one or both of the Companies, to make any amendments, modifications, or terminations to the Governing Documents of Sierra and/or Barnes, in each case related to matters associated with indemnification or the limited liability of directors and officers whatsoever. This Section 5.8 is (i) intended to be for the benefit of, and will be enforceable by, each Covered Person and such Covered Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Covered Persons will be third party beneficiaries of this Section 5.8, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Covered Person may have by contract or otherwise as set forth on Section 5.8 of the Disclosure Schedule.

(b)	If all or substantially all of the business or assets of the Companies are sold, whether by merger, consolidation, sale of assets or securities or otherwise, in one transaction or a series of transactions, then Buyer and the Companies will, and in each such case, cause their respective successors and assigns to assume the obligations set forth in this Section 5.8. This Section 5.8 will apply to all such successors and assigns.

5.9	Insurance Coverage. The Buyer is aware that the Business is covered by group insurance policies and that following the Closing the Buyer will put in place certain new policies. The Parties will reasonably cooperate, at Buyer’s sole cost, to facilitate Buyer’s efforts to put such new policies in place as of the Closing. In addition to new policies that the Buyer will put in place at or following closing, the Companies are named insured or additional insured under all of the Schedule Insurance Policies that are occurrence-based (the “Occurrence-Based Policies”) and have the right to make claims thereunder after the Closing to the same extent as before the Closing. Accordingly, at all times after Closing, Parent and the Seller will, and Parent and the Seller will cause their Affiliates (other than the Companies which will not be Affiliates thereof after Closing) and successors to: (a) not terminate or amend the terms of any such policy in a manner that is adverse to the Companies’ coverage thereunder or take any other action (other than filing claims) that would adversely affect the Companies’ coverage thereunder and (b) take such action as is necessary or reasonably requested by the Companies, if any, to enable the Companies to make claims under such policies to the same extent as they could have before the Closing.

5.10	Publicity. The initial press release with respect to the execution of this Agreement will be a joint press release to be reasonably agreed upon by the Parties. Except for such initial press release, from the date hereof and through the Closing Date, neither the Parent, Seller, nor the Buyer will release, generate or permit any publicity concerning this Agreement or the Transaction or otherwise announce or disclose to a third party any matter relating to this Agreement or the Transaction (except in connection with obtaining requisite consents) without the prior express written consent of the other Parties, which consent will not be unreasonably withheld, delayed or conditioned. The restrictions in the immediately preceding sentence will not restrict disclosures to the extent (i) necessary for a Party to perform this Agreement (including disclosures to Governmental Authorities or third parties holding preferential rights, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, in each case on the reasonable advice of counsel, and as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents), (ii) required (upon advice of counsel) by applicable securities or other Laws or regulations having jurisdiction over the Parties or their respective Affiliates, or (iii) consistent with prior press releases or other public announcements made in compliance with this Section 5.10; provided, in each case, that such Party uses reasonable best efforts to afford the other Parties an opportunity to first review the content of the proposed disclosure and provide comments thereon, which such Party will consider in good faith.

5.11	Cooperation in Litigation. For a period of one (1) year after the Closing, each Party will reasonably cooperate with the other in the defense or prosecution of any Action which has been or may be instituted hereafter against or by such Party relating to or arising out of the conduct of the Business prior to the Closing (other than litigation arising out of the Transaction), and the Party requesting such cooperation will pay the reasonable expenses (including reasonable legal fees and disbursements) of the Party providing such cooperation and of its officers, directors, employees and agents reasonably incurred in connection with providing such cooperation.

5.12	Exclusivity.

(a)	From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, (i) the Seller Parties will not (and will cause their respective Affiliates and Representatives not to), directly or indirectly, take any action to consummate or pursue or to knowingly encourage, facilitate, solicit or initiate or continue any discussions or negotiations with, or provide any information or documentation to, any Person (other than the Buyer and its Affiliates and Representatives) concerning the Companies or the Business in furtherance of, or that would reasonably be expected to lead to, an Acquisition Proposal, or approve, endorse, recommend, execute or enter into a confidentiality agreement, letter of intent, memorandum of understanding, agreement in principle, purchase agreement, merger agreement, joint venture agreement or other similar agreement with respect to any Acquisition Proposal with any Person, firm or corporation other than the Buyer and (ii) the Seller Parties will notify the Buyer in writing of the existence of any proposal, discussion, negotiation or inquiry received after the date of this Agreement by the Seller Parties with respect to any Acquisition Proposal, including the terms of such proposal, discussion, negotiation of inquiry (and a copy thereof, if written) and the identity of the Person making such proposal or inquiry or engaging in such discussions or negotiations.

(b)	The Seller Parties shall, and will cause their respective Affiliates and Representatives to, (i) cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than the Buyer and its Affiliates and Representatives) conducted heretofore with respect to any Acquisition Proposal, (ii) terminate any access for any such Persons to any data room established by the Seller or its Representatives in connection with the process for the transactions contemplated by this Agreement or any other proposed strategic transaction involving the Companies and (iii) request that any such Persons destroy or return any confidential information regarding the Companies or the Business in accordance with the terms of any applicable confidentiality agreements between the Seller and/or a Company, on the one hand, and any such Persons, on the other hand.

5.13	Directors and Officers of the Companies. From the date hereof until the Closing, the Seller will promptly (and in any event, within two (2) Business Days of such change) notify the Buyer upon any change to the membership of the directors, officers and plant managers of the Companies (including, for the avoidance of doubt, the resignation, death, removal, appointment or election of any director, manager or officer of a Company).

5.14	Termination of Related Party Arrangements. Except for any Related Party Arrangement set forth on Section 5.14 of the Disclosure Schedule, on or before the Closing Date, the Seller will terminate each Related Party Arrangement in a manner that results in no further liability or obligation to the Buyer or the Companies, in each case, pursuant to a termination agreement (or similar agreement) in form and substance reasonably satisfactory to the Buyer.

5.15	Lender Release Letters. The Seller will, at least three Business Days prior to the Closing Date, deliver to the Buyer a letter, agreement or other documentation, in form and substance reasonably satisfactory to the Buyer (collectively, the “Lender Release Letters”), together with other releases, instruments of discharge (including, without limitation, mortgage releases, UCC-3 termination statements, intellectual property security agreement releases, collateral access agreement terminations and deposit account control agreement terminations), that (a) fully releases as of the Closing the Companies from any obligation or liability with respect to any Indebtedness of a Company, Parent, Seller or their respective Affiliates and (b) as of the Closing, releases all Liens against the Seller Interest and all assets of each Company (including the Barnes Interest).

Article 6
INDEMNIFICATION

6.1	Indemnification by the Seller and the Parent. Subject to the terms and conditions set forth in this Article 6, following the Closing the Seller and Parent will jointly and severally indemnify, defend and hold harmless the Buyer and its Affiliates and their respective officers, directors and employees (collectively, the “Buyer Indemnified Persons”) from and against, and will reimburse the Buyer Indemnified Persons for, all Damages actually sustained, incurred or suffered by any Buyer Indemnified Person to the extent resulting from, arising out of, or relating to: (a) any breach of any representation or warranty of Parent and Seller contained in Article 2 and Article 3; (b) any breach or failure by Seller to perform any of its covenants or obligations contained in this Agreement; and (c) any Pre-Closing Taxes.

6.2	Indemnification by the Buyer. Subject to the terms and conditions set forth in this Article 6, following the Closing the Buyer will indemnify, defend and hold harmless Parent, Seller, and their respective Affiliates and their respective officers, directors and employees (collectively, the “Seller Indemnified Persons”) from and against, and will reimburse the Seller Indemnified Persons for, all Damages actually sustained, incurred or suffered by any Seller Indemnified Person to the extent resulting from, arising out of, or relating to: (a) any breach of any representation or warranty of the Buyer contained in Article 4; (b) any breach or failure by the Buyer to perform any of its covenants or obligations contained in this Agreement; and (c) the Business after the Closing, including the possession, use, operation and management of the Companies after the Closing; provided, this clause (c) will not apply to any matter described in Section 6.1.

6.3	[Reserved].

6.4	Matters Involving Third Parties, Etc. Except with respect to claims for indemnification for breach of a representation or warranty by Seller that is not a Seller Parties’ Fundamental Representation:

(a)	If any legal proceeding is instituted or any claim or demand is made by a third-party that is not an Affiliate of any Party (a “Third Party Claim”) against an Indemnified Party that (if prosecuted successfully) would be a matter for which such Indemnified Party is entitled to indemnification under this Article 6, and a claim for indemnification under this Article 6 (an “Indemnification Claim”) is to be made against the Party from which indemnification is sought, such Indemnified Party will give prompt written notice to such Indemnitor (but in no event more than 30 days following the determination that any matter has or could reasonably be expected to give rise to a right of indemnification under this Agreement) requesting such indemnification and specifying in reasonable detail, to the extent then known, the basis on which indemnification is sought. Such notice will contain or be accompanied by such other material information as such Indemnified Party will have concerning the Third Party Claim. The failure or delay in notifying the Indemnitor will not affect the indemnification obligations hereunder unless (and only to the extent that) such failure or delay in notifying materially prejudices the Indemnitor as a result thereof. The Indemnified Party will promptly deliver to the Indemnitor copies of all material notices and documents (including court papers) received by such Indemnified Party relating to any such Third Party Claim.

(b)	If a Third Party Claim is made or commenced and an Indemnification Claim is made with respect thereto, the Indemnitor will have the right, upon giving written notice to the Indemnified Party, to participate in the defense of such claim (to the extent permissible under Law) or to assume the defense of such Third Party Claim through an attorney selected by the Indemnitor; provided that, if the Indemnitor elects to assume the defense of a Third Party Claim, the Indemnitor will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with such defense (other than reasonable out-of-pocket costs of investigation) so long as such defense is diligently prosecuted. Election of the Indemnitor to defend a Third Party Claim will not be construed to be an admission as to liability for indemnification hereunder; provided, however, that the Indemnitor will not have the right to assume or continue the defense of such Third Party Claim if such Third Party Claim: (i) involves a material customer, supplier, vendor or other commercial relation and, in the reasonable opinion of the Indemnified Party, the Third Party Claim is reasonably likely to have a material adverse effect on its business relationship with such third party, (ii) principally seeks an injunction or other equitable relief against the Indemnified Party, (iii) relates to a criminal or quasi-criminal Action, indictment, allegation or investigation against an Indemnified Party, (iv) the Indemnified Party has been advised by counsel that (A) a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnified Party or (B) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnitor or (v) the Indemnitor has failed or is failing to diligently prosecute or defend such Third Party Claim; provided that the Indemnitor will have the right to participate in the defense of the Third Party Claim at its sole cost and expense.

(c)	If the Indemnitor elects to assume the defense of a Third Party Claim, (i) the Indemnified Party will cooperate and make available to the Indemnitor (and its representatives) all employees and furnish (without expense to such Indemnitor) such information, books and records in its possession or under its control as may be reasonably necessary or useful in connection with such defense, (ii) the Indemnified Party will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitor and (iii) the Indemnitor will have the right to consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (A) involves only money damages which the Indemnitor is fully responsible for and does not seek an injunction or other equitable relief (other than customary confidentiality obligations), and (B) contains an unconditional release of the Indemnified Party with respect to such Third Party Claim. If such conditions are not satisfied and such unconditional release not obtained, then the Indemnitor will not compromise or settle such claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, delayed or conditioned. If the Indemnitor conducts the defense of a claim, the Indemnified Party may retain separate co-counsel at its own cost and expense and participate in such defense, which, for the avoidance of doubt, will not constitute Damages for purposes of this Article 6 so long as such claim is diligently prosecuted by the Indemnitor.

(d)	If the Indemnitor does not elect to assume the defense of a Third Party Claim, (i) the Indemnified Party will have the right to conduct such defense, (ii) the Indemnified Party may only consent to entry of any judgment upon, or compromise and settle in good faith any such Third Party Claim, with the prior written consent of the Indemnitor (such consent not to be unreasonably withheld, delayed or conditioned) and (iii) if it is ultimately determined that the claim of loss which will form the basis of such judgment or settlement is one that is validly an obligation of the Indemnitor that elected not to assume the defense, then such Indemnitor will be bound by any ultimate judgment or settlement as to the existence and the amount of the claim and the amount of said judgment or settlement (including the costs and expenses of defending such claims such as attorneys’ fees and court costs) will be conclusively deemed for all purposes of this Agreement to be a liability on account of which the Indemnified Party is entitled to be indemnified hereunder, subject to any limits on the right to be so indemnified hereunder. Upon the determination of liability under and subject to Section 6.1 and Section 6.2 hereof, the appropriate Party will within thirty (30) days of such determination, pay the amount of such claim.

6.5	Limitations, Etc.

(a)	It is understood and agreed that the sole recourse of a Buyer Indemnified Person for Damages suffered under Section 6.1(a), other than for a breach of a Seller Parties’ Fundamental Representation and/or Actual Fraud, will be recovery from the R&W Policy. Subject to the limitations set forth in this Article 6, the order of recourse with respect to indemnification for Damages suffered by a Buyer Indemnified Person under Section 6.1(a) for a breach of a Seller Parties’ Fundamental Representation will, solely to the extent such Damages are actually covered and collectible under the R&W Policy, be: first, from the R&W Policy, up to the R&W Policy Limit, to the extent that such Damages are covered and actually collected under the R&W Policy after using reasonable efforts to collect (which will not require litigation or threatened litigation); and second, directly from Parent and the Seller to the extent not covered by the R&W Policy or not actually recovered under the R&W Policy after using reasonable efforts to collect (which will not require litigation or threatened litigation); provided, neither Parent’s and Seller’s liability under this sentence will not exceed in the aggregate the Base Purchase Price (the “Cap”). Nothing in this Article 6 will be deemed to limit or prohibit any rights of the Buyer Indemnified Persons as against any insurer under the R&W Policy. Notwithstanding the limitations in this Section 6.5(a), if coverage under the R&W Policy is used to cover losses arising from breaches of Seller Parties’ Fundamental Representations (“Fundamental Representation Losses”) and, as a result of such coverage, the full limits of the R&W Policy are not available to cover losses arising from breaches of the Seller’s representations and warranties that are not Seller Parties’ Fundamental Representations (“Ordinary Representation Losses”), then Seller and Parent will be directly responsible for Ordinary Representation Losses arising from claims made during the applicable claims period under the R&W Policy, but such responsibility will be capped at the dollar amount of the R&W Policy used to cover Fundamental Representation Losses. Notwithstanding anything to the contrary in this Agreement, recovery under the R&W Policy will not be limited by the survival periods or other limitations in this Agreement. Rather, recovery under the R&W Policy will be in accordance with the terms of such policy.

(b)	UNDER NO CIRCUMSTANCES WILL ANY INDEMNITOR HAVE ANY LIABILITY TO AN INDEMNIFIED PARTY UNDER THIS Article 6 OR OTHERWISE, FOR ANY EXEMPLARY OR PUNITIVE DAMAGES (UNLESS, IN EACH CASE, PAID TO A THIRD PARTY).

(c)	If an Indemnified Party, after having received any indemnification payment with respect to any Damages pursuant to this Agreement from an Indemnifying Party, subsequently receives any insurance proceeds (other than under the R&W Policy) or other payment from a third party in respect of compensation for such Damages, such Indemnified Party shall promptly reimburse the Indemnifying Party an amount equal to such insurance proceeds or third party payment (after deducting therefrom the amount of any costs incurred in seeking and obtaining such recovery (including premium increases), to the extent such Indemnified Party did not already receive payment for such costs from the Indemnifying Party), but not in excess of the amount of indemnification previously paid by or on behalf of the Indemnifying Party to or on behalf of the Indemnified Party in respect of such Damages.

6.6	Exclusive Remedy. Notwithstanding any other provision of this Agreement, following the Closing, except in the case of Actual Fraud, the remedies provided for in this Article 6, Section 1.4 and Section 10.18 and the remedies provided in the other Transaction Documents will constitute the Buyer Indemnified Persons’ sole and exclusive remedies for any claims made in connection with this Agreement and the transactions contemplated hereby.

6.7	Survival of Representations, Warranties and Covenants. None of the representations and warranties contained in this Agreement (other than the Seller Parties’ Fundamental Representations) will survive the Closing unless necessary to obtain coverage during the applicable claims periods under the R&W Policy or to obtain recovery from Parent and the Seller in accordance with Section 6.5(a); provided, the Seller Parties’ Fundamental Representations will survive 60 days following the expiration of the applicable statute of limitations. Any obligation to indemnify under this Section 6.7 with respect to representations and warranties will terminate and be of no further force and effect after the applicable foregoing survival period, except as to any alleged inaccuracy or breach thereof of which a Party prior to the expiration of such period will have advised the other Party in writing, specifying in reasonable detail the representation or warranty that is alleged to be inaccurate or breached. The right of a Party to seek indemnification hereunder with respect to any representation or warranty of the other Party will remain in effect for the period specified in this Section 6.7 with respect to such representation or warranty. The covenants of the Buyer and the Seller that contemplate performance prior to the Closing will survive until the occurrence of the Closing, after which all causes of action and liability with respect to such covenants will terminate and be of no further force and effect, except as to any alleged inaccuracy or breach thereof of which a Party prior to the expiration of such period will have advised the other Party in writing, specifying in reasonable detail the covenant that is alleged to be breached; provided, the covenants in the following sections will survive the Closing in accordance with their terms: Section 5.1(f) and Section 5.14. The covenants of the Buyer and the Seller which contemplate performance in whole or in part following the Closing Date will survive in accordance with their terms, after which all causes of action and liability with respect to such covenants will terminate and be of no further force and effect, except as to any alleged inaccuracy or breach thereof of which a Party prior to the expiration of such period will have advised the other Party in writing, specifying in reasonable detail the covenant that is alleged to be breached. Nothing in this Article 6 will limit or prohibit the rights of Buyer to pursue recoveries under the R&W Policy or Actual Fraud.

Article 7
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER

Each and every obligation of the Buyer to enter into and complete the Transaction is conditioned upon the satisfaction (or waiver by the Buyer) of the following conditions, in each case, on or before the Closing Date:

7.1	Representations and Warranties.

(a)	The representations and warranties set forth in Sections 2.1 and 3.1 (Organization and Good Standing), Section 2.2 (Power and Authorization; Enforceability), Section 2.4 (Ownership of Seller Interest), Section 2.8 (Brokers and Finders), Section 3.2(i) (Conflicts with Governing Documents) and Section 3.3 (Capitalization) (collectively, the “Seller Parties’ Fundamental Representations”) will be true and correct in all respects at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

(b)	The representation and warranty set forth in Section 3.17 (Related Party Arrangements) will be true and correct in all material respects, without regard to any “materiality” qualifications contained therein, at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

(c)	The representations and warranties set forth in Article 2 and Article 3 (other than the Seller Parties’ Fundamental Representations) will be true and correct in all respects, without regard to any “materiality” qualifications contained therein, at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect.

7.2	Performance of Agreements, Covenants and Obligations. Neither the Companies nor the Seller will have failed to perform or comply in any material respect with any agreement, covenant or obligation of the Companies or Seller to be performed or complied with by any of them under this Agreement.

7.3	Material Adverse Effect. Since the date of this Agreement, no event will have occurred which has or would reasonably be expected to result in a Material Adverse Effect on the Business.

7.4	Legal Prohibition. There will not be any Law or order enacted, entered, enforced or promulgated, or any other action taken by any Governmental Authority, either of which would prohibit the consummation of the Transaction, or which would restrain or prohibit this Agreement or the consummation of the transactions contemplated hereby.

7.5	Antitrust Laws. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act (including any timing agreement with any Governmental Authority entered into in connection therewith to delay or not to consummate the transactions contemplated hereby) will have expired or been terminated.

7.6	Federal Firearms or Explosive License. The Seller Parties and the Companies will not have received any Notice of Revocation of a Federal Firearms or Explosive License from the ATF with respect to the Companies.

7.7	Consents. The Seller will have obtained and provided to the Buyer duly executed copies of the consents set forth on Section 1.3(a)(iii) of the Disclosure Schedule, in each case, in form and substance reasonably satisfactory to Buyer.

7.8	Frustration of Closing Conditions. The Buyer may not claim, as a basis for not consummating the Transaction, that any of the foregoing conditions has not been satisfied if such failure to satisfy was materially contributed to by the Buyer’s breach of any provision of this Agreement.

Article 8
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER

The obligations of the Seller to enter into and complete the transactions contemplated by this Agreement are conditioned upon the satisfaction (or waiver by the Seller) of the following conditions, in each case on or before the Closing Date.

8.1	Representations and Warranties.

(a)	The representations and warranties set forth in (i) Section 4.1 (Organization and Good Standing), Section 4.2 (Power and Authorization; Enforceability), Section 4.7 (OFAC; Ownership) and Section 4.8 (Brokers and Finders) will be true and correct in all material respects at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date) and (ii) Section 4.11 (Sufficient Funds; Solvency) (together with the representations and warranties referenced in clause (i), the “Buyer Fundamental Representations”) will be true and correct in all material respects at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct does not prevent or delay the Buyer’s ability to consummate the Transaction or comply with its obligations hereunder.

(b)	The representations and warranties set forth in Article 4 (other than the Buyer Fundamental Representations) will be true and correct in all respects, without regard to any “materiality” qualifications contained therein, at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not reasonably be expected to prevent, materially impair or materially delay the Buyer’s ability to consummate the Transaction or comply with its obligations hereunder.

8.2	Performance of Agreements, Covenants and Obligations. The Buyer will not have failed to perform or comply in any material respect with any agreement, covenant or obligation to be performed or complied with by it under this Agreement.

8.3	Legal Prohibition. There will not be any Law enacted, enforced or promulgated, or any other action taken by any Governmental Authority, in either of which would prohibit the consummation of the Transaction or which otherwise restrains or prohibits this Agreement or the consummation of the transactions contemplated thereby.

8.4	Antitrust Laws. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act (including any timing agreement with any Governmental Authority entered into in connection therewith to delay or not to consummate the transactions contemplated hereby) will have expired or been terminated.

8.5	Frustration of Closing Conditions. The Seller may not claim, as a basis for not consummating the Transaction, that any of the foregoing conditions has not been satisfied if such failure to satisfy was materially contributed to by the Seller’s or Parent’s breach of any provision of this Agreement.

8.6	R&W Policy. The Buyer will have delivered the fully bound R&W Policy, substantially in the form of Exhibit D.

Article 9
TERMINATION

9.1	Termination. This Agreement and the Transaction may be terminated or abandoned at any time before the Closing Date:

(a)	by the mutual written consent of the Seller and the Buyer;

(b)	by the Buyer, by giving written notice to the Seller:

(i)	if the Seller breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (A) would give rise to the failure of a Closing condition set forth in Article 7 and (B) has not been cured by the Seller within twenty (20) Business Days of the Seller’s receipt of written notice of such breach from Buyer, but only so long as Buyer is not then in breach of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a Closing Condition set forth in Article 8; or

(ii)	if any Governmental Authority of competent jurisdiction in the U.S. will have issued any final and nonappealable order prohibiting or enjoining the Transaction; provided that the right to terminate this Agreement under this Section will not be available to the Buyer if the breach of any covenant or agreement of this Agreement by the Buyer has resulted in the imposition of such order; or

(c)	by the Seller, by giving written notice to the Buyer:

(i)	if the Buyer breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (A) would give rise to the failure of a Closing condition set forth in Article 8 and (B) has not been cured by the Buyer within twenty (20) Business Days of the Buyer’s receipt of written notice of such breach from the Seller, but only so long as the Seller is not then in breach of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a closing Condition set forth in Article 7; or

(ii)	if any Governmental Authority of competent jurisdiction in the U.S. will have issued any final and nonappealable order prohibiting or enjoining the Transaction; provided that the right to terminate this Agreement under this Section will not be available to the Seller if the breach of any covenant or agreement of this Agreement by the Seller has resulted in the imposition of such order.

(d)	by the Seller or the Buyer, if the Closing will not have occurred on or before March 31, 2024 (such time and date, the “Initial Termination Date”, and the Initial Termination Date, as it may be extended pursuant to this Section 9.1(d), the “Termination Date”), by reason of the failure of any condition precedent under Article 7 or Article 8 hereof; provided, however, that (i) if on such date all of the conditions under Article 7 or Article 8 hereof (other than Section 7.4, Section 7.5, Section 8.3 or Section 8.4) (solely to the extent related to the HSR Act) will have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied if the Closing were to occur on such date), then the Initial Termination Date will automatically be extended until 11:59 p.m. (New York City time) on the date that is six (6) months following the Initial Termination Date, and (ii) if the date on which the Termination Date, as extended under clause (i) hereof, would occur is not a Business Day, then the Termination Date will be further extended to the next following Business Day; provided further that the right to terminate this Agreement under this Section 9.1(d) will not be available to any Party to this Agreement whose breach of any covenant or agreement of this Agreement has resulted in the failure to consummate the Transaction by such date.

9.2	Obligations Upon Termination.

(a)	If this Agreement will be terminated pursuant to Section 9.1, none of the Parties will have any further liability or obligation to the others except as set forth in this Section 9.2.

(b)	In the event that this Agreement is terminated by any of the Parties because of the failure of the condition in Section 7.5 or Section 8.4 to be satisfied by the Termination Date for reasons other than Parent’s or the Seller’s failure to comply with its obligations under this Agreement including those in Section 5.1, the Buyer shall pay or cause to be paid a termination fee to Seller equal to the Parent Expenses. The Parent Expenses will be paid by wire transfer of immediately available funds to the account or accounts designated by the recipient. Any payment required to be made pursuant to this Section 9.2(b) shall be paid within five days after such termination. If paid, receipt of the applicable Parent Expenses is the sole and exclusive remedy of the Seller and its Affiliates in respect of this Agreement.

(c)	If the Buyer or the Seller terminates this Agreement pursuant to Section 9.1(b)(i) or Section 9.1(c)(i), then it is expressly understood and agreed that the terminating Party’s right to pursue all legal remedies for breach of contract and Damages will survive; provided that losses arising from claims for breaches of representations and warranties (other than Actual Fraud) will be limited to actual Damages. If the Agreement is terminated, the Seller, on the one hand, and the Buyer, on the other hand, will return to the other all documents and other materials received from the other Parties, their Affiliates or their respective representatives (including all copies or reproductions thereof in whatever form or medium, including electronic copies, or materials developed from any such documents or other materials) relating to the Transaction, whether obtained before or after the date hereof. Notwithstanding the foregoing, the obligations of the Parties under the Confidentiality Agreement and under Section 5.10 and this Section 9.2 and Article 10 (including any related defined terms) will survive such termination.

Article 10
MISCELLANEOUS

10.1	Fees and Expenses. Except as expressly set forth in this Agreement, each Party will pay all fees and expenses incurred by it incident to preparing for, entering into and performing its obligations under this Agreement and the consummation of the Transaction, whether or not the Transaction is consummated.

10.2	Notices. All notices or other communications permitted or required under this Agreement will be in writing and will be sufficiently given if and when hand delivered to the Persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by facsimile or email, receipt acknowledged, addressed as set forth below or to such other Person or Persons and/or at such other address or addresses as will be furnished in writing by any Party to the other Parties. Any such notice or communication will be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor in all other cases.

If to Buyer or, following the Closing, the Companies:

Bullseye Acquisitions, LLC

c/o JDH Capital Company

1111 Travis Street

Houston, Texas 77002

Attn: Michael D. Fertitta; Ryan Connelly

Email: mfertitta@jdhcap.com; rconnelly@jdhcap.com

With a copy (which will not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attn: Bruce C. Herzog; James M. Garrett

Email: bruce.herzog@lw.com; james.garrett@lw.com

If to Seller, Parent, or, prior to the Closing, the Companies:

c/o Clarus Corporation

2084 East 3900 South

Salt Lake City, Utah 84124

Attn: Michael J. Yates, Chief Financial Officer

Email: mike.yates@claruscorp.com

With a copy (which will not constitute notice) to:

Kane Kessler, P.C.

600 Third Avenue
New York, New York 10016

Attn.: Robert L. Lawrence, Esq.

Email: rlawrence@kanekessler.com

Any Party may at any time change the address to which notices may be sent under this Section 10.2 by the giving of notice of the change to the other Parties in the manner set forth in this Section 10.2.

10.3	Releases.

(a)	Except for the limited liability company operating agreements of each of the Companies in effect as of the date hereof, Seller will cause all Contracts between and among any of the Companies, on the one hand, and Seller or any of its Affiliates (other than one of the Companies), on the other hand (the “Intercompany Accounts”), to be settled or otherwise eliminated in their entirety prior to the Closing by the parties thereto in such a manner as Seller will reasonably determine in consultation with Buyer, in each case without any further liability to the Companies upon or following the Closing. Seller will cause all Intercompany Accounts to be cancelled, repaid or otherwise eliminated in full prior to or at the Closing, without any further liability to the Seller or Parent upon or following the Closing.

(b)	Effective as of the Closing, Parent and Seller, on behalf of itself and each of its Affiliates, the officers, directors, employees, investors, shareholders, members or partners of Parent or Seller, agents in their capacity as an agent of Parent or Seller, successors, permitted assigns, the executors or administrators of Parent or Seller (each, a “Seller Releasing Party” and, collectively, the “Seller Releasing Parties”), hereby releases, acquits and forever discharges the Companies their respective Subsidiaries, predecessors, successors and permitted assigns (including Buyer and its Affiliates), and their respective former, present and future officers, directors, employees, shareholders, members, managers, partners and agents (collectively, the “Buyer Released Parties”) of and from any and all manner of action or inaction, cause or causes of action, Proceedings, debts, Liens, Contracts, Taxes, promises, liabilities, claims, demands, damages (whether for compensatory, special, incidental or punitive damages, equitable relief or otherwise), Losses, fees, costs or expenses, of any kind or nature whatsoever, past, present, or future, at law, in equity or otherwise (including with respect to conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty, Law or rule), existing or occurring prior to the Closing, whether known or unknown, whether fixed or contingent, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, which the Seller Releasing Parties, or any of them, ever have had or ever in the future may have against the Buyer Released Parties, or any of them, arising by virtue of or in connection with any actions or inactions with respect to the Companies or their affairs at or before the Closing; provided, however, that the foregoing release will not release, impair or diminish, and will not include, in any respect any rights under this Agreement, any other Transaction Document or any other Contract entered into pursuant to this Agreement or in connection with the transactions contemplated hereby and will not release any rights of employees of the Companies in their capacity as employees of the Companies.

(c)	Effective as of the Closing, Buyer, on behalf of itself and each of its Affiliates (including the Companies) and, in their capacities as such, their respective shareholders, members and other owners (each, a “Buyer Releasing Party” and, collectively, the “Buyer Releasing Parties” and, together with the Seller Releasing Parties, the “Releasing Parties”), hereby releases, acquits and forever discharges Parent, Seller, each of Parent’s other subsidiaries and, in their capacities as such, their respective former, present and future directors and shareholders (collectively, the “Seller Released Parties” and, together with the Buyer Released Parties, the “Released Parties”) of and from any and all manner of action or inaction, cause or causes of action, Proceedings, debts, Liens, Contracts, Taxes, promises, liabilities, claims, demands, damages (whether for compensatory, special, incidental or punitive damages, equitable relief or otherwise), Losses, fees, costs or expenses, of any kind or nature whatsoever, past, present, or future, at law, in equity or otherwise (including with respect to conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty, Law or rule), existing or occurring prior to the Closing, whether known or unknown, whether fixed or contingent, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, which the Buyer Releasing Parties, or any of them, ever have had or ever in the future may have against the Seller Released Parties, or any of them, (a) arising from the Transaction or (b) by virtue of or in connection with any actions or inactions with respect to the Companies or their affairs at or before the Closing (other than violations of law or breaches of confidentiality, non-compete, non-solicitation or, with respect to any former, current or future director, obligations under any contract binding on such director); provided, however, that the foregoing releases will not release, impair or diminish, and will not include, in any respect any rights under this Agreement, any other Transaction Document or any other Contract entered into pursuant to this Agreement or in connection with the transactions contemplated hereby.

(d)	Each Releasing Party hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or commencing, instituting or causing to be commenced any Proceeding of any kind against any Released Party based upon any matter purported to be released hereby.

10.4	Assignment and Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, by operation of Law or otherwise, by any Party to any other Person without the prior written consent of the other Parties, and any such attempted assignment will be null and void; provided, however, that Buyer may collaterally assign its rights and obligations under this Agreement to any financing sources without the prior written consent of Seller (provided, that Buyer will remain primarily liable hereunder following any such assignment and will be deemed to have unconditionally guaranteed the performance of its obligations hereunder by any such assignee). The assigning Party will provide the other Parties written notice of any such assignment within ten (10) Business Days following the date of the assignment. Subject to the foregoing, this Agreement and the rights and obligations in this Agreement will inure to the benefit of, and be binding upon, the Parties and each of their respective successors and permitted assigns.

10.5	Amendment, Modification and Waiver. Any provision of this Agreement may be amended, modified, extended or waived, but only by a written instrument signed by Buyer and Seller. The waiver by a Party of any breach of any provision of this Agreement will not constitute or operate as a waiver of any other breach of such provision or of any other provision hereof, nor will any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.

10.6	Due Diligence Review; No Additional Representations and Warranties. Buyer is an informed and sophisticated purchaser, and, together with Buyer’s Representatives, is experienced in the evaluation and purchase of businesses such as the Companies. Buyer acknowledges and agrees, on behalf of itself and its Affiliates, that (a) Buyer has completed to its satisfaction its own due diligence investigation, and based thereon, formed its own independent judgment, with respect to the execution, delivery, and performance of this Agreement and the Transaction Documents, (b) Buyer has been furnished with, or given full access to, such documents and information about the Companies and the Business as Buyer and its Representatives have deemed necessary to enable Buyer to make an informed decision with respect to the execution, delivery, and performance of this Agreement and the Transaction Documents, (c) in entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties by Seller expressly set forth in Article 2 and Article 3, (d) except as expressly set forth in Article 2 and Article 3 or in the Seller Officer Certificate, no representation or warranty has been or is being made by any Person as to the accuracy or completeness of any information provided or made available to Buyer or its Representatives, Buyer is not relying on, and acknowledges that no current or former shareholder, director, officer, employee, Affiliate, advisor or other representative of Seller or any other Person has made or is making, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied, and (e) none of Parent, Seller, the Companies or any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer and its Representatives and Affiliates, or Buyer’s or any of its Representatives’ or Affiliates’ use, of any written or oral information, and any information, documents or material made available to Buyer and its Representatives in any form (including any Projections (as defined below)), other than, in each case, the Transaction Documents. Buyer acknowledges that it and its Representatives have been provided access to the Data Room and have reviewed the materials contained therein. Notwithstanding anything to the contrary in this Section 10.6 or Section 10.7, nothing in this Agreement will impair Buyer’s right to rely on the representations and warranties in Article 2 and Article 3 or in the Seller Officer Certificate, and the Seller Parties acknowledge that Buyer is relying on such representations and warranties as written notwithstanding Buyer’s knowledge or diligence.

10.7	Disclaimer Regarding Projections. In connection with Buyer’s investigation of the Companies, Buyer and its Representatives have received from Seller (directly or through its Representatives) certain projections, estimates and other forecasts and certain business plan information (collectively, the “Projections”). Buyer acknowledges that there are uncertainties inherent in attempting to make the Projections, that it is familiar with such uncertainties, that it is making its own evaluation of the adequacy and accuracy of all the Projections so furnished to it and any use of, or reliance by, it on the Projections will be at its sole risk, and without limiting any other provisions of this Agreement, that it will have no claim against anyone with respect to the Projections; provided, however, that the foregoing will not be interpreted to waive any rights that Buyer has with respect to recovery for breaches of representations and warranties made by Seller in Article 2 or Article 3.

10.8	Interpretation.

(a)	Except as otherwise provided or unless the context otherwise requires, whenever used in this Agreement, (a) any noun or pronoun will be deemed to include the plural and the singular, (b) the use of masculine pronouns will include the feminine and neuter, (c) the terms “include” and “including” will be deemed to be followed by the phrase “without limitation,” (d) the word “or” will be inclusive and not exclusive, (e) all references to Sections or Articles refer to the Sections or Articles of this Agreement, all references to Schedules refer to the Schedules attached to or delivered with this Agreement, as appropriate, and all references to Exhibits refer to the Exhibits attached to this Agreement, each of which is made a part of this Agreement for all purposes, (f) each reference to “herein” means a reference to “in this Agreement,” (g) each reference to “$” or “dollars” will be to United States dollars, (h) each reference to “days” will be to calendar days, and (i) unless otherwise specified, each reference to any Contract or Law will be to such Contract or Law as amended, supplemented, waived (in the case of Contracts) or otherwise modified from time to time.

(b)	The provisions of this Agreement will be construed according to their fair meaning and neither for nor against any Party irrespective of which Party caused such provisions to be drafted. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the Party that drafted it is of no application and is hereby expressly waived. Each Party acknowledges that it has been represented by an attorney in connection with the preparation and execution of the Transaction Documents.

(c)	For the avoidance of doubt, each covenant, representation and warranty, and other disclosure contained in the applicable sections of the Transaction Documents shall have independent significance. If a breach of an applicable covenant, representation or warranty, or disclosure contained in the Transaction Documents has occurred, the fact that there exists another covenant, representation or warranty, or other disclosure in the Transaction Documents relating to the same subject matter (regardless of the relative levels of specificity) for which a breach has not occurred, shall not detract from or mitigate the breach that did occur.

10.9	Governing Law. This Agreement is made pursuant to, and will be construed and enforced in accordance with, the laws of the State of Delaware, irrespective of the principal place of business, residence or domicile of the Parties, and without giving effect to otherwise applicable principles of conflicts of Law that would give effect to the Laws of another jurisdiction.

10.10	Jurisdiction. Each Party to this Agreement, by its execution hereof, hereby (a) irrevocably submits, and agrees to cause each of its Affiliates to submit, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, any federal court within the State of Delaware for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise) arising out of or based upon this Agreement, any Transaction Document (unless otherwise set forth therein) or relating to the subject matter hereof or thereof, (b) waives, and agrees to cause each of its Affiliates to waive, to the extent not prohibited by applicable Law, and agrees not to assert, and agrees not to allow any of its Affiliates to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement, any Transaction Document (unless otherwise set forth therein) or the subject matter hereof or thereof may not be enforced in or by such court and (c) agrees not to commence or to permit any of its Affiliates to commence any action, claim, cause of action or suit (in contract, tort or otherwise) arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise) to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. NOTWITHSTANDING THE FOREGOING, (I) THE SEEKING OF INJUNCTIVE RELIEF (INCLUDING, WITHOUT LIMITATION, FOR SPECIFIC PERFORMANCE) WILL BE SUBJECT TO THE PROVISIONS OF SECTION 10.18 HEREOF AND (II) THE EXCLUSIVE CHOICE OF FORUM SET FORTH ABOVE WILL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT OF ANY JUDGMENT OBTAINED IN SUCH FORUM OR THE TAKING OF ANY ACTION UNDER THIS AGREEMENT TO ENFORCE THE SAME IN ANY APPROPRIATE JURISDICTION.

10.11	Waiver of Jury Trial. EACH PARTY HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11. EACH OF THE PARTIES MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES TO IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING OT THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

10.12	Conflicts and Privilege. The undersigned agree that, notwithstanding any current or prior representation of any one or more of the Seller Parties by KK, KK will be allowed to represent Seller or any of its Affiliates (which will no longer include the Companies after the Closing) in any matters and disputes, including in any matter or dispute adverse to Buyer and its Affiliates (including, after the Closing, the Companies) that either is existing on the date hereof or that arise in the future (provided that this waiver will not extend to any such future matter or dispute to the extent such future matter or dispute is unrelated to this Agreement and the Transaction), and Buyer does hereby, and agrees to cause its Affiliates (including, after the Closing, the Companies) to, (a) waive any claim they have or may have that KK has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event of such a matter or dispute, KK may represent Seller or such Affiliate in such dispute even though the interests of Seller or such Affiliate may be directly adverse to Buyer or its Affiliates (including the Companies) and even though KK may have represented the Companies in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer or the Companies. Buyer further agrees, and agrees to cause its Affiliates (including, after the Closing, the Companies) to agree, that, as to all communications among KK and Seller and their respective Affiliates (including, prior to the Closing, the Companies) and any files of KK to the extent related to the Transaction contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and any attorney work product belongs to, and may be controlled by, Parent or Seller and will not pass to or be claimed by Buyer or its Affiliates (including, after the Closing, the Companies). Accordingly, none of Buyer or its Affiliates (including the Companies) will have access to such communications or to the files of KK relating to the Transaction from and after the Closing. Notwithstanding the foregoing, if a dispute arises between Buyer or its Affiliates (including the Companies) and a third party other than a Party to this Agreement after the Closing, Buyer or its Affiliates (including the Companies) may assert, and Parent, Seller and their Affiliates may not waive, the attorney-client privilege to prevent disclosure of confidential communications by KK and any files of KK to such third party, and in such case, Buyer and its Affiliates (including the Companies) will have access to such communications or files, provided they arise from KK’s representation of the Companies (and, for the avoidance of doubt, do not exclusively arise from KK’s representation of parties other than the Companies); provided, however, that the Companies may not waive such privilege or other protection, and Buyer and its Affiliates (including the Companies) will not have such access, without the prior written consent of Seller, which consent will not be unreasonably withheld, delayed or conditioned. Seller agrees that, as to all communications between KK and the Companies prior to the Closing that do not relate in any way to the Transaction contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and any attorney work product belongs to, and may be controlled by, Buyer and the Companies and will pass to Buyer and the Companies from and after the Closing. Accordingly, from and after the Closing, Buyer (and, after the Closing, the Companies) will have access to such communications and to the files of KK relating to KK’s representation of the Companies other than with respect to the Transaction. Nothing herein is intended to waive KK’s rights to protect its own work product.

10.13	Section Headings. The section headings of this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

10.14	Severability. If any provision of this Agreement (or portion thereof) or the application of any such provision (or portion thereof) to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced pursuant to any applicable Law or public policy, all other provisions of this Agreement (or remaining portion of such provision) will nevertheless remain in full force and effect. Upon such determination by a court of competent jurisdiction that any provision (or portion thereof) of this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner, to the end that the Transaction as originally contemplated are fulfilled to the extent possible.

10.15	Counterparts; Third Party Beneficiaries. This Agreement may be executed in one or more counterparts, including by facsimile or PDF transmission, each of which will be deemed an original, but all of such counterparts together will be deemed to be one and the same agreement. This Agreement will be binding upon and inure solely to the benefit of each Party, and, except as set forth in Section 5.8 and Section 10.4, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person (other than KK) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.16	Entire Agreement. This Agreement, together with the Disclosure Schedule and the other Transaction Documents, constitute the entire agreement among the Parties with respect to the Transaction and supersede all prior and contemporaneous agreements and understandings, both written and oral, with respect to the subject matter hereof. There are no warranties, representations, or other agreements between the Parties hereto, or on which any of them has relied in connection with the subject matter hereof, except as specifically set forth in this Agreement or in the other Transaction Documents.

10.17	Attorneys’ Fees. Subject to the limitations set forth in this Agreement, in the event of any dispute related to or based upon this Agreement, the prevailing Party will be entitled to recover from the other Party its reasonable attorneys’ fees and costs.

10.18	Specific Performance. Each Party acknowledges and agrees that the Parties would be damaged irreparably if any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise were breached or violated. Accordingly, each Party agrees that, without posting bond or other undertaking, each of the Parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of this Agreement and to enforce specifically this Agreement in any claim, action, cause of action or suit (whether in Contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.

10.19	Incorporation of Schedules and Exhibits. The Schedules and Exhibits identified in this Agreement are incorporated herein by reference and made a part of this Agreement.

10.20	Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, any other Transaction Document or any document, certificate or instrument delivered in connection herewith or therewith or otherwise, each Party hereby acknowledges and agrees, on behalf of itself and its respective Affiliates, that all actions, suits, claims, investigations or proceedings that may be based upon, in respect of, arise under, out of, by reason of, be connected with, or relate in any manner to (a) this Agreement or any other Transaction Document or the transactions contemplated hereunder or thereunder, (b) the negotiation, execution or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, any of the foregoing documents), (c) any breach or violation of this Agreement or any other Transaction Document and (d) the failure of the transactions contemplated hereunder or by any other Transaction Document, to be consummated, in each case may be made only against (and are those solely of) the Persons that are expressly identified as Parties hereto or thereto, as applicable, except as contemplated by Section 5.8. In furtherance and not in limitation of the foregoing, each Party hereby acknowledges and agrees, on behalf of itself and its respective Affiliates, that no recourse under this Agreement or any other Transaction Document or in connection with any transactions contemplated hereby or thereby will be sought or had against any other such Person and no other such Person will have any liabilities or obligations (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil or any other theory or doctrine) for any Losses, Damages, claims, causes of action, Actions, obligations or Liabilities of any nature whatsoever arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal Liability or Losses, Damages, claims, causes of action, Actions, obligations or Liabilities whatsoever will attach to, be imposed on or otherwise be incurred by any past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or representative of any Party to this Agreement, through Buyer, Parent, Seller or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of any Party hereto, as applicable, by the enforcement of any assessment or by any legal or equitable actions, suits, claims, investigations or proceedings, by virtue of any law, or otherwise, except for (i) claims of Actual Fraud, (ii) claims under and to the extent provided for in Article 5 of this Agreement and (iii) claims against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement.

10.21	Seller Disclosure Schedule. The undersigned acknowledge and agree that (a) matters reflected on the Disclosure Schedule are not necessarily limited to matters required to be reflected therein, and the Disclosure Schedule may contain information that is not specifically required by this Agreement, which information is provided solely for Buyer’s general information and is not separately represented or warranted, (b) the disclosure or inclusion by the Seller of any matter in the Disclosure Schedule will not be deemed to constitute an acknowledgement or admission by the Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material, (c) headings have been inserted in the Disclosure Schedule, and the Disclosure Schedule has been arranged in separately numbered sections corresponding to the sections of this Agreement, for convenience of reference only, (d) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement, and where the terms of a Contract or other disclosure item have been summarized or described in the Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such Contract or other item, (e) the Disclosure Schedule and the information and statements contained therein are not intended to constitute, and will not be construed as constituting, representations or warranties of the Seller except as and to the extent provided in this Agreement, and (f) any item of information, matter, or document disclosed or referenced in, or attached to, the Disclosure Schedule will not (i) be used as a basis for interpreting the terms “material” or other similar terms in this Agreement or to establish a standard of materiality, (ii) be deemed or interpreted to expand the scope of any representation or warranty, obligation, covenant, condition or agreement contained in this Agreement, (iii) constitute, or be deemed to constitute, an admission of liability or obligation to any third party regarding such matter, (iv) represent an admission to any third party that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, or (v) otherwise constitute, or be deemed to otherwise constitute, an admission to any third party concerning such item or matter. Without limiting the generality of the foregoing, all references in the Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence or existence of breaches or defaults by the Seller, any of its Affiliates or third parties, or similar matters or statements, are not intended to be admissions against interests, give rise to any inference or proof of accuracy or be admissible against any party by or in favor of any Person who is not a party to this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party has duly executed this Agreement, or has caused this Agreement to be duly executed on its behalf by a duly authorized Representative, all as of the date first set forth above.

“SELLER”

Everest/Sapphire Acquisition, LLC,
a Delaware limited liability company

By:	/s/ Michael J. Yates
Name: Michael J. Yates
Title: Secretary and Treasurer

“PARENT”

Clarus Corporation,
a Delaware corporation

By:	/s/ Michael J. Yates
Name: Michael J. Yates
Title: Chief Financial Officer, Secretary and Treasurer

“BUYER”

BULLSEYE ACQUISITIONS, LLC,
a Delaware limited liability company

By:	JDH Capital I, L.P., its Sole Member

By:	JDH Capital Company, its General Partner

By:	/s/ Jason C. Rebrook
Name: Jason C. Rebrook
Title: Chief Executive Officer

Signature Page to Purchase and Sale Agreement

EXHIBIT A

DEFINITIONS

“Accounting Principles” means GAAP, as applied using the same accounting methods, policies, principles, practices and procedures (including classifications, judgments and estimation methodologies) as were used consistently in the preparation of the most recent audited Financial Statements, in each case subject to the specific methods, policies, principles, practices and procedures used in the preparation of the Estimated Closing Statement pursuant to Section 1.4(a).

“Accrued Income Taxes” means an amount equal to the sum of the accrued and unpaid Income Tax liabilities of the Companies and their Subsidiaries with respect to any Pre-Closing Tax Period, separately calculated for each applicable taxing jurisdiction; for each applicable taxable year (or portion thereof) and each applicable type of Income Tax (with the amount of each specific kind of such Income Tax liabilities with respect to each applicable taxing jurisdiction for each applicable Tax period (or portion thereof) not being less than zero); provided that such Income Tax liabilities will be calculated (a) in accordance with the past practice of the Seller, unless otherwise required by applicable Law and (b) by excluding any deferred Income Tax liabilities or Income Tax assets (other than estimated (or other prepaid) Tax payments available to reduce such Income Tax liabilities under applicable Law).

“Acquisition Proposal” will mean any inquiries, proposals or offers from any Person other than Buyer, its Affiliates or representatives relating in any way to (i) any investment in the Companies, (ii) any acquisition of direct or indirect control of the Companies, (iii) the purchase of Sierra’s securities or those of any of its Subsidiaries, (iv) the purchase of any significant amount of the assets or business of the Companies, or any lease, exchange, mortgage, pledge, transfer or other disposition thereof (other than assets leased, exchanged, mortgaged, pledged, transferred or otherwise disposed of in the Ordinary Course and not in connection with the sale or transfer of a business), or (v) any business combination or other transaction relating to the sale or transfer of any business or business line of the Companies, including, without limitation, any merger, consolidation, acquisition, tender or exchange offer, recapitalization, reorganization, dissolution, liquidation, issuance, disposition, or other similar transaction of any nature that would have a similar financial result as the Transaction.

“Action” means any legal action, binding arbitration, litigation, suit or other civil or criminal proceeding.

“Actual Fraud” means an intentional or willful misrepresentation of material facts which constitutes common law fraud under the laws of the State of Delaware.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding the foregoing, for purposes of this Agreement, the Companies will not be considered Affiliates of Seller.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other U.S. or other Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Assumed Plans” means, collectively, the Employee Benefit Plans and other arrangements (i) that will be transferred to the Buyer or any of its Affiliates by operation of Law or pursuant to and (ii) that are set forth on Section 5.7(e) of the Disclosure Schedule.

“ATF” means the Bureau of Alcohol, Tobacco, Firearms and Explosives.

“ATF Records” means the documentation evidencing regulatory transactions of the business as required by the ATF, associated ATF forms and ATF issued variances.

“Base Purchase Price” means an amount in cash equal to $175,000,000.

“Business” means the business of designing, developing, manufacturing, and marketing bullets and ammunition to the military, law enforcement, and commercial/consumer markets.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the State of Delaware, Texas or New York are authorized or required by law to close.

“Buyer Transaction Documents” means those Transaction Documents to which Buyer is, or as of the Closing Date will be, a party.

“Cash” means the aggregate cash and cash equivalents (including bank account balances and deposits in transit or not yet recorded), including any evidences of short-term, highly liquid investments with original maturities of ninety (90) days or less, calculated in accordance GAAP.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.), as amended.

“Closing Date Purchase Price” means an amount equal to the sum of the following amounts, without duplication:

(A)            the Base Purchase Price; plus

(B)            the Closing Cash; plus

(C)            the Closing Working Capital; less

(D)            the Target Working Capital; less

(E)            the Closing Indebtedness; less

(F)            the Closing Transaction Expenses.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies’ Knowledge” means the actual knowledge of the Key Employees, assuming reasonable inquiry of each.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated May 31, 2023, between Parent and JDH Capital Company.

“Consent” means any consent, approval, authorization, consultation, waiver, novation, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under any Antitrust Law, in each case required to permit the consummation of the Transaction.

“Contract” means any legally binding contract, license, lease or other property agreement, license, indenture, note, bond, agreement, undertaking, arrangement, indemnity, lease, permit, concession, franchise, commitment, purchase order, mortgage, partnership or joint venture agreement, instrument or other legally binding agreement whether in writing or not.

“Copyrights” means all copyrightable works of authorship (whether published or unpublished), all registered or unregistered copyrights, all copyright registrations, applications for registration and renewals, extensions, and all rights corresponding to the foregoing throughout the world, including rights to prepare, reproduce, perform, display, and distribute copyrighted works and copies, unregistered copyrightable works and works of authorship, compilations and derivative works thereof.

“Damages” means any and all damages, losses, liabilities, claims, debts, obligations, penalties, fines, fees, costs, expenses, amounts paid in connection with any assessments, awards, judgments or settlements, charges, interest obligations, deficiencies and reasonable out-of-pocket costs and expenses (including court costs, costs of investigators, and reasonable fees and expenses of attorneys, accountants, financial advisors and other experts).

“Data Room” means the electronic data room as of the Closing Date with Firmex entitled “Project Sparks”.

“Defect” means a defect or impurity, whether in design, manufacture, processing, or otherwise, including any dangerous propensity associated with any reasonably foreseeable use of a Product, or the failure to warn of the existence of any defect, impurity, or dangerous propensity.

“Disclosure Schedule” means the schedules attached hereto as Exhibit B.

“Effect” means any fact, occurrence, event, change, circumstance, condition, development or effect.

“Employee Benefit Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and all material employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock option, equity incentive, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other compensatory plan, program or arrangement maintained by, or contributed to by, the Companies, or with respect to which the any of the Companies has any liability.

“Environmental Laws” means all applicable Laws relating to pollution or protection of the environment or human health and safety (to the extent relating to exposure to Hazardous Materials), including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of, or exposure to, Hazardous Materials.

“Equity Interests” means, with respect to any Person, (a) the capital stock, partnership interests, membership interests, beneficial interests or any other equity or ownership interests in such Person or (b) any instruments convertible into or exchangeable for, or whose value is determined by reference to, any such interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Seller and/or the Companies, would be deemed a “single employer” within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Date Purchase Price” means an amount equal to

(i)            the sum of the following amounts, without duplication:

(A)            the Base Purchase Price; plus

(B)            the Estimated Closing Cash; plus

(C)            the Estimated Closing Working Capital; less

(D)            the Target Working Capital; less

(E)            the Estimated Closing Indebtedness; less

(F)            the Estimated Closing Transaction Expenses.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means any and all Income Taxes on any of the Companies or any of their Subsidiaries attributable to any transaction occurring after the Closing on the Closing Date and that is not in the Ordinary Course of any of the Companies or any of their Subsidiaries (other than any transaction contemplated by this Agreement).

“Federal Firearms and Explosives Licenses” means (i) licenses issued under the provisions of Chapter 44 of Title 18, United States Code, to engage in the business as that term is defined in Chapter 44 and (ii) licenses issued under the provisions of Chapter 40 of Title 18, United States Code, to import, manufacture or deal in explosive materials.

“Firearms and Explosives Laws” means all foreign, federal, state and local laws governing or otherwise regulating the manufacture, marketing, distribution, registration, use, importation, transportation, purchase or other acquisition, possession or sale or other transfer of firearms, ammunition, or explosives, including the federal explosives laws (27 C.F.R. Part 555), the Gun Control Act of 1968, as amended (Chapter 44 of Title 18, United States Code), the National Firearms Act of 1934, as amended (Chapter 53 of Title 26, United States Code), the Arms Export Control Act (22 U.S.C. § 2778) and the International Traffic in Arms Regulations (22 C.F.R. § 120-130), the export laws administered by the U.S. department of Commerce and other Laws (including public nuisance or similar Laws) relating to firearms, ammunition or explosives.

“GAAP” means United States generally accepted accounting principles as in effect on the Closing Date.

“Governing Documents” means, with respect to any Person, (a) the articles of incorporation, certificate of incorporation, certificate of formation or memorandum or articles of association (or the equivalent organizational documents) of such Person, (b) the bylaws or operating agreement (or the equivalent governing documents) of such Person and (c) any document setting forth the designation, amount or relative rights, limitations and preferences of any class or series of such Person’s authorized stock or other Equity Interests.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” means any approval, consent, license, permit or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Laws, including those given by the ATF.

“Hazardous Materials” means any chemical, material, waste or substance defined or regulated, as of the date hereof and the Closing Date, under applicable Environmental Law as a hazardous waste, hazardous material, hazardous substance, extremely hazardous waste, restricted hazardous waste, pollutant, contaminant, toxic substance or toxic waste, and regardless of its classification, lead, petroleum, petroleum by-products, asbestos and asbestos-containing materials, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Income Tax” means any Tax measured by, imposed on or calculated by reference to gross or net income, receipts or profits, including any franchise, margin or similar Tax (however denominated), and any withholding Tax with respect thereto.

“Indebtedness” means, with respect to any Person, at a particular time, the sum of all of the following, without duplication, whether or not included as indebtedness in accordance with the Accounting Principles: (a) all obligations of such Person for borrowed money, whether secured or unsecured, and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or similar debt instruments; (b) all obligations (contingent or otherwise) of such Person to pay the deferred purchase price of any property or services (including the maximum potential amount payable with respect to earn-outs, purchase price adjustments or other payments related to acquisitions) (other than accrued expenses and accounts payable in the Ordinary Course and reflected as a current liability in the calculation of Closing Working Capital); (c) all obligations of such Person in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for under the Accounting Principles as a capital lease; (d) all liabilities under any swap, future or option agreement or other similar Contracts, instruments or derivatives designed to protect the Companies against fluctuations in interest rates, foreign exchange or other capital market risks; (e) obligations in respect of any “earn out”, deferred purchase price, conditional sale, title retention agreement or other similar obligations; (f) all accrued but unpaid bonuses, accrued but unpaid vacation and other paid time off, deferred compensation, commissions, referral fees, severance, pay in lieu of notice or similar payments due to any current or former employee, consultant, or other individual service provider of the Companies, together with the employer portion of any payroll, social security, unemployment or similar Tax payable by the Companies as a result of the payment thereof (assuming all such payments are made at Closing); (g) any unpaid contributions due from the Companies to, or unsatisfied liabilities and obligations of the Companies for “withdrawal liability” to any “multiemployer plan” as such terms are defined in Title IV of ERISA; (h) any unfunded obligations of the Companies under any defined benefit pension plan or any unfunded retiree welfare obligations of the Companies; (i) obligations for any deferred payroll Taxes; (j) accrued interest, prepayment premiums or penalties or other costs, fees or expenses related to any of the foregoing; (k) any unpaid bonuses, commissions, paid time off and other compensation payable to directors, managers, officers and employees of the Companies for any period prior to the Closing (together with the employer portion of any withholding, payroll, employment or similar Taxes associated therewith); (l) all indebtedness referred to in the foregoing clauses (a) through (k) that is directly or indirectly guaranteed by such Person or secured by any Lien on any property or asset of such Person (but only to the extent of the value of the assets and properties that is subject to such Lien); and (m) the amount of Accrued Income Taxes. Notwithstanding the foregoing, to the extent an item is included in Net Working Capital or Transaction Expenses, then the dollar amount included in Net Working Capital or Transaction Expenses will not be included in Indebtedness.

“Indemnified Party” means either a Buyer Indemnified Person or Seller Indemnified Person, as applicable.

“Indemnitor” means a Party that has an indemnity obligation to an Indemnified Party in accordance with the terms of this Agreement.

“Independent Accounting Firm” means Ernst & Young LLP or, if Ernst & Young LLP is unavailable or unwilling to serve, a mutually acceptable nationally recognized firm of independent certified public accountants that has not provided services to either Seller or Buyer and its Subsidiaries in the preceding two (2) years; provided, that if Buyer and Seller are unable to select such firm or expert within sixty (60) days after delivery of written notice of a disagreement, either Buyer or Seller may request the American Arbitration Association to appoint, within twenty (20) Business Days from the date of such request, an independent accounting firm meeting the requirements set forth above or a neutral and impartial certified public accountant with significant arbitration experience related to purchase price adjustment disputes relating to transactions of a similar nature.

“Intellectual Property” means all intellectual property, intellectual property rights and related priority rights protected, created or arising under the Laws of the United States and the Laws of all foreign, international, state or other jurisdictions or international conventions, including all: (i) Patents, (ii) Trademarks, (iii) internet domain names, (iv) Copyrights, including all rights in and to Software and databases, (v) registrations and applications for any of the foregoing (i) through (iv), (vi) Trade Secrets; (vii) uniform resource locators and Internet domain names and related registrations and applications and any and all renewals or extensions, social media accounts and handles; (viii) moral rights associated with any of the foregoing; (ix) rights of privacy and publicity, including the names, likenesses, voices and biographical information of real persons; (x) other intellectual property rights, in each case whether registered or unregistered and including any and all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future or in any part of the world; (xi) all other intellectual property and proprietary rights and (xii) all tangible embodiments of the foregoing and tangible embodiments of the foregoing.

“Judgment” means any judgment, decision, order, decree, writ, injunction or ruling entered or issued by any Governmental Authority.

“Key Employees” means, in each case, Michael J. Yates, Mike Painter, Matt Ohlson, John O’Brien and Greg Christensen.

“Laws” means any federal, national, provincial, state, local, United States, foreign or other law (both common and statutory law and civil and criminal law), statute, rule, regulation, treaty, ordinance, convention, rule, code, decree, Judgment, writ, regulatory code (including statutory instruments, guidance notes, circulars, directives, decisions, rules, regulations or restrictions) or other order, or other requirement or rule of law of any Governmental Authority, including, for the avoidance of doubt, all Firearms and Explosives Laws.

“Lien” means any mortgage, deed of trust, hypothecation, pledge, lien (statutory or otherwise), security interest, charge or encumbrance of any kind, whether voluntary or involuntary (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest) and, with respect to capital stock, any option or other right to purchase or any restriction on voting or other rights.

“Lookback Date” means January 1, 2021.

“Losses” means any and all direct and actual losses, damages, penalties, fines, amounts paid in settlement, costs, Taxes and expenses (including settlement and court costs and reasonable attorneys’ fees and expenses) net of any corresponding insurance proceeds of any of the foregoing, but excluding any punitive damages.

“Malicious Code” means any “virus”, “worm”, “time bomb”, “key-lock”, “back door”, “drop dead device”, “Trojan horse”, “spyware”, or “adware” (as such terms are commonly understood in the Software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent.

“Material Adverse Effect” means any Effect that has caused a material adverse effect on (i) either of the Companies or the assets, results of operations or financial condition thereof, taken as a whole, or (ii) the ability of the Seller Parties to consummate the Transactions; provided, in determining whether the closing conditions have been satisfied, any such change or effect resulting from any of the following, individually or in the aggregate, will not be considered when determining whether a Material Adverse Effect has occurred: (A) any change in economic conditions generally or the United States’ capital and financial markets generally, including changes in interest or exchange rates, (B) any change in the industry in which the Companies operate, (C) any change in Laws or accounting standards, or the enforcement or interpretation thereof, applicable to the Companies, (D) conditions caused by acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (E) any hurricane, flood, tornado, earthquake or other natural disaster or (F) the failure in and of itself of the Companies to achieve any financial projections or forecasts (but not the underlying cause of such failure); provided, that any adverse effects resulting from matters described in any of the foregoing clauses (A), (B), (C), (D) or (E) may be taken into account in determining whether there is or has been a Material Adverse Effect to the extent, and only to the extent, that they have a disproportionate effect on the Companies relative to other participants in the industries in which the Companies operate.

“Material Interest” means direct ownership of voting securities or other voting interests representing at least 5% of the outstanding voting power of a Person, equity securities or other equity interests representing at least 5% of the outstanding equity securities or equity interests in a Person or, if a Person is a trust, beneficial interests in such Person.

“Net Working Capital” means (without duplication), with respect to the Companies at any given time, the current assets of the Companies less the current liabilities of the Companies, in each case, as calculated in accordance with the Accounting Principles as well as calculated consistently with the example calculation set forth on Exhibit C and on a consolidated basis; provided, that, the calculation of Net Working Capital will exclude (a) all Income Tax assets and Income Tax liabilities and all deferred Tax assets and deferred Tax liabilities and (b) inventory of the type described on Exhibit E that is produced or manufactured after the date of this Agreement.

“OFAC Lists” means the Specially Designated Nationals and Blocked Persons list and all other sanctions lists administered by the U.S. Treasury Department, Office of Foreign Assets Control.

“Open Source Software” means any Software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source or which may impose any other obligation or restriction with respect to a Person’s Intellectual Property, including, without limitation, any software licensed under or subject to the Artistic License, the Mozilla Public License, the GNU Affero GPL, the GNU GPL, the GNU LGPL, any other license that is defined as an Open Source License by the Open Source Initiative, and any similar license or distribution model.

“Ordinary Course” means in the ordinary course of the Business, consistent with past practices.

“Parent Expenses” will be an amount, not to exceed $2,500,000, equal to the sum of all reasonable and properly documented, fees, costs and expenses incurred or payable by any one or more of the Seller Parties to Persons unaffiliated with Parent or the Seller in connection with the Transaction contemplated hereby in connection with the drafting, negotiation, execution and delivery of this Agreement and the Transaction Documents (including, without limitation, all reasonable outside attorneys’, accountants’, consultants’, investment bankers’, and other advisors’ fees and expenses).

“Patents” means all patents and patent applications, patentable inventions and improvements, and provisionals, non-provisionals, continuations, continuations in part, reissues, reexaminations, divisions, renewals, extensions, or disclosures relating to any of the foregoing, industrial designs, industrial design registrations and applications for industrial design registrations, certificates of invention, utility models and any and all other rights to inventions.

“Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments that are not yet due and payable, and Liens for Taxes that are being contested in good faith by appropriate proceedings, in each case, as set forth on Section A-1 of the Disclosure Schedule and for which adequate reserves are being maintained in accordance with the Accounting Principles, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other like Liens arising in the Ordinary Course for amounts that are not yet due and payable, (iii) with respect to Real Property, all minor non-monetary encumbrances of record that do not, individually or in the aggregate, affect the use or value of any Real Property as it is currently being used by one or both of the Companies, (iv) all non-exclusive licenses to Companies’ Owned Intellectual Property granted to customers in the ordinary course of business on the Companies’ standard unmodified form of customer agreement, (v) with respect to Real Property, all local and other Laws, including building and zoning Laws, now or hereafter in effect relating to or affecting any real property, that do not, individually or in the aggregate, impair the use and operation of such real property for the Business conducted thereon and (vi) covenants, conditions, restrictions, easements, survey, exceptions, imperfections of title, Liens or other title matters affecting any tangible asset (including the Real Property) owned by the Companies that do not secure Indebtedness and that do not materially impair the ownership, use or value of such asset.

“Person” means any individual, corporation (including any non-profit corporation), company, general or limited partnership, limited liability company, joint venture, estate, trust, unincorporated organization, association, organization or other entity or form of business enterprise or Governmental Authority.

“Personal Information” means any information that relates to, or alone or in combination with other information held by the Companies can be used, directly or indirectly, to identify, an individual, and/or is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws.

“Pre-Closing Straddle Period” means the portion of the Straddle Period that begins on or before the Closing Date and ends on the Closing Date.

“Pre-Closing Taxes” means (a) all Taxes imposed on any of the Companies or their Subsidiaries attributable to any Pre-Closing Tax Period or any Pre-Closing Straddle Period (such Taxes for a Straddle Period to be apportioned in accordance with Section 5.6(c)), (b) Taxes of or imposed on Seller and its Affiliates (other than the Companies), (c) Income Taxes imposed on any one of the Companies or their Subsidiaries as a result of having been a member or any U.S. federal “affiliated group” (as defined in Section 1504 of the Code) or similar state, local or foreign combined, unitary or analogous group, in each case, of which any of the Companies or their Subsidiaries is or was a member on or prior to the Closing Date, pursuant to Treasury Regulations Section 1.1502-6 or analogous state, local or foreign Law, (d) all Taxes arising from the settlement, repayment, retirement, cancellation or elimination of any intercompany balances between the Companies or between one or more of the Companies and Seller or one or more of its Affiliates and (e) Taxes arising from the breach by Seller of any covenant set forth in this Agreement; provided, however, that Pre-Closing Taxes will not include any Excluded Taxes.

“Pre-Closing Tax Period” means any tax period ending on or prior to the Closing Date.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Product” means any product or service developed, designed, manufactured, marketed, sold, distributed, performed, produced, serviced and/or otherwise introduced into the stream of commerce or made available, by or on behalf of the Companies, including any product or service sold by the Companies as distributor, agent, or pursuant to any other contractual relationship with a manufacturer and any product or service currently under development by the Companies.

“Public Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Authority, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Authority, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Authority (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Purchase Price” means an amount equal to the Estimated Closing Date Purchase Price, as adjusted after the Closing by: (a) payments made under Section 1.4 and (b) any post-Closing indemnification payment paid by Seller or the Parent to any Buyer Indemnified Party that, in each case pursuant to this Agreement, is to be treated as an adjustment to the consideration payable to purchase the Seller Interest.

“R&W Policy Limit” means an amount equal to $17,000,000.

“Related Person” means (a) with respect to an individual (i) each member of such individual’s immediate family, (ii) any Person directly or indirectly controlled by such individual or one or more members of such individual’s immediate family, and (iii) any Person with respect to which such individual or one or more members of such individual’s immediate family serves as a director, officer, manager, partner, executor, or trustee (or similar capacity), and (b) with respect to a Person other than an individual, (i) any Affiliate of such Person, (ii) any Person that holds a Material Interest in such Person, (iii) each Person that serves as a director, officer, manager, partner, executor, or trustee of such Person (or in a similar capacity), (iv) any Person in which such Person holds a Material Interest, and (v) any Person with respect to which such Person serves as a general partner or a trustee (or in a similar capacity). Notwithstanding anything to the contrary herein, the Seller and Parent are each a Related Person of the Companies.

“Release” means any release, spill, emission, discharge, leak, pumping, injection, deposit, disposal, dispersal, leaching or migration into or upon the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Remedies Exception” means applicable bankruptcy, insolvency, reorganization, moratorium and other similar existing or future Laws relating to or limiting creditors’ rights generally, and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

“Representative” or “Representatives” means, with respect to a particular Person, any director, manager, member, limited or general partner, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Restriction Period” means the period beginning on the Closing Date and ending upon the fifth (5th) anniversary of the Closing Date.

“Rights” means any subscriptions, options, warrants, rights (including phantom equity or equity appreciation rights), preemptive rights, voting, approval or proxy rights, or right of registration, conversion or exchange with respect to any of the Equity Interests of the Companies, or any Contract obligating the Companies, or any Affiliate of the Companies, to issue, sell, purchase or register any Equity Interests of the Companies or to grant, extend or enter into any Contract with respect to the Equity Interests of the Companies.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State or the United Kingdom.

“Seller’s Knowledge” means the actual knowledge of the Key Employees, assuming reasonable inquiry of each.

“Software” means all (i) computer programs and other software, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code or other form, (ii) databases and other computerized compilations, including any and all data and collections of data, whether machine readable or otherwise, and all data and information included therein, (iii) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

“Straddle Period” means any tax period including, but not ending on, the Closing Date.

“Subsidiary” means, with respect to any specified Person, any corporation, partnership, limited liability company, or other entity of which more than fifty percent (50%) of the outstanding capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company, or other entity is at the time directly or indirectly owned by, or the management is otherwise controlled by, such Person (irrespective of whether, at the time, capital stock or other ownership interests of any other class or classes of such corporation, partnership, limited liability company, or other entity have or might have voting power by reason of the happening of any contingency).

“Target Agreements” means, collectively, the Contracts relating to (a) the purchase by Seller of the Seller Interest and (b) the purchase by Sierra of the assets of the portion of the Business now comprising Barnes.

“Target Working Capital” means $53,000,000.

“Tax” or “Taxes” means any federal, state, local or foreign taxes, duties or levies, charged by any Governmental Authority in the nature of a tax, including in respect of income, alternative minimum or add-on tax, estimated, gross or net income, gross or net receipts, sales, use, transfer, gains, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, payroll, employment, excise, severance, stamp, occupation, premium, recording, real property, personal property, federal highway use, commercial rent, environmental or windfall profit, unemployment, social security tax (or similar tax, including the Federal Insurance Contributions Act), custom, duty or other tax, or charges and fees of any kind whatsoever, together with any interest, penalties, or additions to tax, and any interest or penalties imposed with respect to the filing, obligation to file or failure to file any Tax Return, in each case, whether disputed or not.

“Tax Agreement” means an agreement that includes the sharing or allocation of, or indemnification for, Taxes, but excluding customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes.

“Tax Return” means all federal, state, local, provincial and foreign return, declaration, report, or information return or statement relating to Taxes, including any schedules and amendments thereto.

“Taxing Authority” means any Governmental Authority responsible for the assessment, imposition or collection of any Tax.

“Trade Laws and Regulations” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Trade Secrets” means all non-public technology, inventions (whether patentable or not and whether reduced to practice or not), invention disclosures, improvements, trade secrets and know-how and other proprietary information, including proprietary processes, formulae, algorithms, models, procedures, techniques, ideas, research and development, data, specifications, processes, and methodologies.

“Trademarks” means all trademarks, service marks, certification marks, corporate names, trade names, trade dress, fictitious names, assumed names, logos, slogans, other indicia of commercial source or origin, general intangibles of like nature, and any and all registrations and applications for any of the foregoing, together with all goodwill related to the foregoing.

“Transaction Documents” means this Agreement, the Disclosure Schedule, the TSA and the other agreements, certificates, schedules and other documents contemplated by or delivered or executed by the Parties in connection with this Agreement, including but not limited to, the Buyer Transaction Documents, and the Seller Transaction Documents.

“Transaction Expenses” means, without duplication, solely to the extent not paid and/or otherwise satisfied prior to the Closing, the sum of any fees, costs and expenses incurred or payable by any one or more of the Seller Parties in connection with (a) the drafting, negotiation, execution and delivery of this Agreement and the other Transaction Documents, (b) preparing for (including sell-side diligence), evaluating proposals with respect to or consummating the Transaction, including, without limitation, fees and expenses owing to KK, Deloitte, KPMG, Houlihan Lokey Capital, Inc. or (c) any sale bonus, success, retention, change of control or similar payment, severance or other payment incurred or payable by any one or more of the Seller Parties as a result of the consummation of the Transaction (including any such payments under any Employee Benefit Plan), together with all payroll, employment or similar Taxes imposed with respect to any such payment. Notwithstanding the foregoing, to the extent an item is included in Net Working Capital or Indebtedness, then the dollar amount included in Net Working Capital or Indebtedness will not be included in Transaction Expenses.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, its regulations, or any similar applicable foreign, state, or local Law.

Other capitalized terms defined elsewhere in the Agreement and not defined in this Exhibit A will have the meanings assigned to such terms in this Agreement in the sections referenced below.

Term	Section
Adjustment Amount	Section 1.4(f)
Affiliated Group Tax Returns	Section 5.6(b)
Agreement	Introduction
Barnes	Background Paragraph C
Barnes Interest	Background Paragraph C
Buyer	Introduction
Buyer Fundamental Representations	Section 8.1(a)
Buyer Indemnified Persons	Section 6.1
Buyer Released Parties	Section 10.3(b)
Buyer Releasing Parties	Section 10.3(d)

Term	Section
Buyer Releasing Party	Section 10.3(d)
Cap	Section 6.5(a)
Closing	Section 1.1
Closing Cash	Section 1.4(b)
Closing Date	Section 1.1
Closing Indebtedness	Section 1.4(b)
Closing Statement	Section 1.4(b)
Closing Transaction Expenses	Section 1.4(b)
Closing Working Capital	Section 1.4(b)
Companies	Background Paragraph C
Companies’ Intellectual Property	Section 3.11(a)
Companies’ Licensed Intellectual Property	Section 3.11(c)
Companies’ Owned Intellectual Property	Section 3.11(b)
Continuing Employees	Section 5.7(a)
Covered Persons	Section 5.8(a)
Data Processors	Section 3.19
Dispute Notice	Section 1.4(c)
Disputed Items	Section 1.4(c)
Estimated Closing Cash	Section 1.4(a)
Estimated Closing Indebtedness	Section 1.4(a)
Estimated Closing Statement	Section 1.4(a)
Estimated Closing Transaction Expenses	Section 1.4(a)
Estimated Closing Working Capital	Section 1.4(a)
Financial Statements	Section 3.7(a)
Foreign Interests	Section 4.7(b)
Fundamental Representation Losses	Section 6.5(a)
Governmental Consents	Section 5.1(a)
IP Agreements	Section 3.11(c)
Indemnification Claim	Section 6.4(a)
Initial Termination Date	Section 9.1(d)
Insurance Organizations	Section 3.8(d)
Intercompany Accounts	Section 10.3(a)
IT Assets	Section 3.11(k)
KK	Section 1.1
Latest Balance Sheet	Section 3.7(a)
Latest Balance Sheet Date	Section 3.7(a)
Leased Real Property	Section 3.8(a)
Lender Release Letters	Section 5.5
Liabilities	Section 3.7(b)
Material Contracts	Section 3.9(a)
Most Recent Fiscal Year End	Section 3.7(a)
Occurrence-Based Policies	Section 5.9
OECD Convention	Section 3.19
OFAC	Section 4.7
Ordinary Representation Losses	Section 6.5(a)
Owned Real Property	Section 3.8
Parent	Introduction
Parties	Introduction
Party	Introduction
Pre-Closing Tax Returns	Section 5.6(b)

Term	Section
Projections	Section 10.7
R&W Policy	Section 4.14
Real Property	Section 3.8(a)
Real Property Leases	Section 3.8(a)
Real Property Permits	Section 3.8(d)
Receivables	Section 3.16(b)
Released Parties	Section 10.3(d)
Releasing Parties	Section 10.3(d)
Resolution Period	Section 1.4(d)
Scheduled Insurance Policies	Section 3.29
Second Request	Section 5.1(b)
Security Incident	Section 3.20
Seller	Introduction
Seller Indemnified Persons	Section 6.2
Seller Interest	Background Paragraph B
Seller Officer Certificate	Section 1.3(a)(vii)
Seller Parties	Section 1.4(a)
Seller Parties’ Fundamental Representations	Section 7.1(a)
Seller Released Parties	Section 10.3(d)
Seller Releasing Parties	Section 10.3(b)
Seller Releasing Party	Section 10.3(b)
Seller Transaction Documents	Section 2.2(a)
Sierra	Background Paragraph B
Straddle Period Tax Returns	Section 5.6(b)
Target Agreements	Section 3.9(a)(iii)
Termination Date	Section 9.1(d)
Third Party Claim	Section 6.4(a)
Top Customers	Section 3.15(a)
Top Suppliers	Section 3.15(b)
Transaction	Background Paragraph D
Transfer Instrument	Section 1.3(a)(viii)
Transfer Taxes	Section 5.6(d)
Unresolved Items	Section 1.4(e)